Exhibit 99.1

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, in accordance with the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2012. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2012.

Deloitte LLP, the Company’s Independent Registered Chartered Accountants, audited the Company’s Consolidated financial statements for the year ended December 31, 2012, and as stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.

“John R. Gossling”	“Darren Entwistle”

John R. Gossling	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 27, 2013	February 27, 2013

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated financial statements of TELUS Corporation and subsidiaries (the Company), which comprise the consolidated statements of financial position as at December 31, 2012, and December 31, 2011, and the consolidated statements of income and other comprehensive income, changes in owners’ equity and cash flows for the years ended December 31, 2012, and December 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as at December 31, 2012, and December 31, 2011, and their financial performance and their cash flows for each of the years ended December 31, 2012, and December 31, 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013, expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte LLP”

Deloitte LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 27, 2013

report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2012, of the Company and our report dated February 27, 2013, expressed an unqualified opinion on those financial statements.

“Deloitte LLP”

Deloitte LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 27, 2013

consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2012	2011
OPERATING REVENUES
Service		$10,079	$9,606
Equipment		773	719
		10,852	10,325
Other operating income	6	69	72
		10,921	10,397
OPERATING EXPENSES
Goods and services purchased		4,820	4,726
Employee benefits expense	7	2,129	1,893
Depreciation		1,422	1,331
Amortization of intangible assets		443	479
		8,814	8,429
OPERATING INCOME		2,107	1,968
Financing costs	8	332	377
INCOME BEFORE INCOME TAXES		1,775	1,591
Income taxes	9	457	376
NET INCOME		1,318	1,215
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(4)	6
Foreign currency translation adjustment arising from translating financial statements of foreign operations		—	4
Change in unrealized fair value of available-for-sale financial assets		33	—
		29	10
Item never subsequently reclassified to income
Employee defined benefit plans actuarial gains (losses)		(400)	(851)
		(371)	(841)
COMPREHENSIVE INCOME		$947	$374
NET INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$1,318	$1,219
Non-controlling interests		—	(4)
		$1,318	$1,215
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$947	$378
Non-controlling interests		—	(4)
		$947	$374
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE	11
Basic		$4.05	$3.76
Diluted		$4.03	$3.74
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	12	$2.440	$2.205
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic		326	324
Diluted		327	326

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of financial position

As at December 31 (millions)	Note	2012	2011
ASSETS
Current assets
Cash and temporary investments, net		$107	$46
Accounts receivable	24(a)	1,541	1,428
Income and other taxes receivable		25	66
Inventories	24(a)	350	353
Prepaid expenses		178	144
Derivative assets	4(h)	9	14
		2,210	2,051
Non-current assets
Property, plant and equipment, net	15	8,165	7,964
Intangible assets, net	16	6,181	6,153
Goodwill, net	16	3,702	3,661
Real estate joint venture	17	11	—
Other long-term assets		118	81
Investments		58	21
		18,235	17,880
		$20,445	$19,931

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	18	$402	$404
Accounts payable and accrued liabilities	24(a)	1,511	1,419
Income and other taxes payable		102	25
Dividends payable	12	208	188
Advance billings and customer deposits	24(a)	703	655
Provisions	19	49	88
Current maturities of long-term debt	20	545	1,066
		3,520	3,845
Non-current liabilities
Provisions	19	222	122
Long-term debt	20	5,711	5,508
Other long-term liabilities	24(a)	1,682	1,343
Deferred income taxes		1,624	1,600
		9,239	8,573
Liabilities		12,759	12,418
Owners’ equity
Common Share and Non-Voting Share equity	21	7,686	7,513
		$20,445	$19,931
Commitments and Contingent Liabilities	22

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

“William A. MacKinnon”	“Brian A. Canfield”

William A. MacKinnon	Brian A. Canfield
Director	Director

consolidated statements of changes in owners’ equity

		Common Share and Non-Voting Share equity
		Equity contributed
		Share capital (Note 21)							Accumulated
		Common Shares		Non-Voting Shares					other		Non-
(millions except number of shares)	Note	Number of shares	Share capital	Number of shares	Share capital	Total	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2011		174,915,546	$2,219	147,448,586	$3,237	$5,456	$176	$2,126	$1	$7,759	$22	$7,781
Net income		—	—	—	—	—	—	1,219	—	1,219	(4)	1,215
Other comprehensive income		—	—	—	—	—	—	(851)	10	(841)	—	(841)
Dividends	12(a)	—	—	—	—	—	—	(715)	—	(715)	(4)	(719)
Dividend Reinvestment and Share Purchase Plan	12(b)
Dividends reinvested in shares		—	—	1,243,679	54	54	—	—	—	54	—	54
Optional cash payments		—	—	5,990	—	—	—	—	—	—	—	—
Share option award expense	13	—	—	—	—	—	9	—	—	9	—	9
Shares issued pursuant to cash exercise of share options	13(b)	—	—	812,834	44	44	(17)	—	—	27	—	27
Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	—	—	422,076	2	2	(2)	—	—	—	—	—
Reclassification of subsidiary as held for sale	16(a)	—	—	—	—	—	—	—	—	—	(12)	(12)
Acquisition of subsidiary	16(e)	—	—	—	—	—	—	1	—	1	(2)	(1)
Balance as at December 31, 2011		174,915,546	$2,219	149,933,165	$3,337	$5,556	$166	$1,780	$11	$7,513	$—	$7,513
Balance as at January 1, 2012		174,915,546	$2,219	149,933,165	$3,337	$5,556	$166	$1,780	$11	$7,513	$—	$7,513
Net income		—	—	—	—	—	—	1,318	—	1,318	—	1,318
Other comprehensive income		—	—	—	—	—	—	(400)	29	(371)	—	(371)
Dividends	12(a)	—	—	—	—	—	—	(794)	—	(794)	—	(794)
Share option award expense	13	—	—	—	—	—	9	—	—	9	—	9
Shares issued pursuant to cash exercise of share options	13(b)	—	—	52,300	1	1	—	—	—	1	—	1
Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	—	—	1,062,021	22	22	(22)	—	—	—	—	—
Share conversion requested by holder in accordance with our Articles		(5,000)	—	5,000	—	—	—	—	—	—	—	—
Recovery of income tax on item credited directly to contributed surplus		—	—	—	—	—	10	—	—	10	—	10
Balance as at December 31, 2012		174,910,546	$2,219	151,052,486	$3,360	$5,579	$163	$1,904	$40	$7,686	$—	$7,686

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of cash flows

Years ended December 31 (millions)	Note	2012	2011
OPERATING ACTIVITIES
Net income		$1,318	$1,215
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,865	1,810
Deferred income taxes		163	205
Share-based compensation	13	9	(12)
Net employee defined benefit plans expense	14(b)-(c)	(10)	(32)
Employer contributions to employee defined benefit plans		(173)	(298)
Gain on re-measured 51% Transactel (Barbados) Inc. interest	6, 16(e)	—	(17)
Other		(5)	(66)
Net change in non-cash operating working capital	24(b)	52	(255)
Cash provided by operating activities		3,219	2,550
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	24(b)	(1,950)	(1,867)
Cash payments for acquisitions and related investments	24(b)	(53)	(101)
Real estate joint venture advances and contributions	17(c)	(73)	—
Real estate joint venture receipts	17(c)	47	—
Proceeds on dispositions	24(b)	20	—
Other		(49)	—
Cash used by investing activities		(2,058)	(1,968)
FINANCING ACTIVITIES
Non-Voting Shares issued		1	24
Dividends paid to holders of Common Shares and Non-Voting Shares	24(b)	(774)	(642)
Issuance and repayment of short-term borrowings	18	(2)	4
Long-term debt issued	20, 24(b)	5,988	4,068
Redemptions and repayment of long-term debt	20, 24(b)	(6,309)	(3,946)
Acquisition of additional equity interest in a subsidiary from non-controlling interest	16(e)	—	(51)
Dividends paid by a subsidiary to non-controlling interest and other		(4)	(10)
Cash used by financing activities		(1,100)	(553)
CASH POSITION
Increase in cash and temporary investments, net		61	29
Cash and temporary investments, net, beginning of period		46	17
Cash and temporary investments, net, end of period		$107	$46
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid)		$(337)	$(378)
Interest received		$13	$1
Income taxes (inclusive of Investment Tax Credits) (paid), net	9	$(150)	$(150)

The accompanying notes are an integral part of these consolidated financial statements.

notes to consolidated financial statements

DECEMBER 31, 2012

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products including wireless, data, Internet protocol, voice and television.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 5, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

The terms “TELUS”, “we”, “us” “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

Notes to consolidated financial statements	Page	Description
General application
1. Summary of significant accounting policies	10	Summary review of accounting policies and principles and the methods we use in their application
2. Accounting policy developments	18	Summary review of generally accepted accounting principle developments that do, will or may affect us
3. Capital structure financial policies	19	Summary review of our objectives, policies and processes for managing our capital structure
4. Financial instruments	21	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
5. Segmented information	28	Summary disclosure of segmented information regularly reported to our chief operating decision maker
6. Other operating income	29	Summary schedule and review of items comprising other operating income
7. Employee benefits expense	29	Summary schedule of employee benefits expense
8. Financing costs	30	Summary schedule of items comprising financing costs
9. Income taxes	30	Summary schedule of income tax expense, reconciliations of statutory rate income tax expense to income tax expense and analyses of deferred income tax liability
10. Other comprehensive income	32	Details of other comprehensive income and accumulated amounts
11. Per share amounts	33	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
12. Dividends per share	33	Summary schedule of dividends declared and review of dividend reinvestment plan
13. Share-based compensation	34	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
14. Employee future benefits	37	Summary schedules and review of employee future benefits and related disclosures
Consolidated financial position focused
15. Property, plant and equipment	45	Summary schedule of items comprising property, plant and equipment notes to consolidated financial statements

Notes to consolidated financial statements	Page	Description
Consolidated financial position focused (continued)
16. Intangible assets and goodwill	47

Summary schedule of items comprising intangible assets, including goodwill, review of annual impairment testing and review of reported fiscal year acquisitions from which intangible assets, including goodwill, arose

17. Real estate joint venture	52	Summary review of real estate joint venture and related disclosures
18. Short-term borrowings	54	Review of short-term borrowings and related disclosures
19. Provisions	54	Summary schedules and review of items comprising provisions, including restructuring activities
20. Long-term debt	56	Summary schedule of long-term debt and related disclosures
21. Common Share and Non-Voting Share capital	58	Review of authorized share capital
22. Commitments and contingent liabilities	59	Summary review of lease obligations, contingent liabilities, claims and lawsuits
Other
23. Related party transactions	61	Summary schedules, including review of transactions with key management personnel
24. Additional financial information	62	Summary schedules of items comprising certain primary financial statement line items

1                 summary of significant accounting policies

The accompanying consolidated financial statements are expressed in Canadian dollars. The generally accepted accounting principles we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and these consolidated financial statements comply with IFRS-IASB  and Canadian generally accepted accounting principles. The date of our transition to IFRS-IASB was January 1, 2010, and the date of our adoption was January 1, 2011.

Our consolidated financial statements for the years ended December 31, 2012 and 2011 were authorized by our Board of Directors for issue on February 27, 2013.

(a)         Consolidation

Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries, of which the principal one is TELUS Communications Inc. Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TELUS Communications Inc. includes substantially all of our Wireline segment’s operations and substantially all of our Wireless segment’s operations. With the exception of non-controlling interests in an immaterial subsidiary held for sale as at December 31, 2011 (which was sold during the year ended December 31, 2012), all of our subsidiaries are wholly owned.

Our financing arrangements and those of our subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

(b)         Use of estimates and judgements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgements that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates

Examples of the significant estimates and assumptions that we make include:

notes to consolidated financial statements

•                  the allowance for doubtful accounts;

•                  the allowance for inventory obsolescence;

•                  the estimated useful lives of assets;

•                  the recoverability of tangible and intangible assets subject to amortization;

•                  the recoverability of intangible assets with indefinite lives;

•                  the recoverability of goodwill;

•                  the recoverability of long-term investments;

•                  the amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits; and

•                  certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

Judgements

Examples of significant judgements, apart from those involving estimation, include:

•                  The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•                  The view that our spectrum licences granted by Industry Canada will likely be renewed by Industry Canada; that we intend to renew them; that we believe we have the financial and operational ability to renew them and, thus, they are deemed to have an indefinite life, as discussed further in Note 16(c).

•                  In respect of claims and lawsuits, as discussed further in Note 22(c), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

(c)          Financial instruments — recognition and measurement

In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

Accounting classification
Financial instrument	Fair value through net income(1)(2)	Loans and receivables	Available- for-sale(3)	Amortized cost	Part of a cash flow hedging relationship(3)
Measured at amortized cost
Accounts receivable		X
Construction credit facilities advances to real estate joint venture		X
Short-term obligations				X
Accounts payable				X
Provisions				X
Long-term debt				X
Measured at fair value
Cash and temporary investments	X
Short-term investments	X
Long-term investments (not subject to significant influence)(4)			X
Foreign exchange derivatives	X				X
Share-based compensation derivatives	X				X
Cross currency interest rate swap derivatives(5)					X

(1)         Classification includes financial instruments held for trading. Certain qualifying financial instruments that are not required to be classified as held for trading may be classified as held for trading if we so choose.

(2)         Unrealized changes in the fair values of financial instruments are included in net income.

(3)         Unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging are included in other comprehensive income.

(4)         Long-term investments over which we do not have significant influence are classified as available-for-sale. In respect of investments in securities for which the fair values can be reliably measured, we determine the classification on an instrument-by-instrument basis at the time of initial recognition.

(5)         The cross currency interest rate swap derivatives matured in fiscal 2011, as discussed further in Note 20(b).

•                  Trade receivables that may be sold to an arm’s-length securitization trust are accounted for as loans and receivables. We have selected this classification as the benefits that would have been expected to arise from selecting the available-for-sale classification were not expected to exceed the costs of selecting and implementing that classification.

notes to consolidated financial statements

•                  Short-term marketable securities investments are accounted for as held for trading and thus are measured at fair value through net income. Long-term investments over which we do not have significant influence are accounted for as available-for-sale. We have selected these classifications as they better reflect management’s investment intentions.

•                  Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

In respect of hedges of anticipated transactions, which in our specific instance currently relate to inventory purchase commitments, hedge gains/losses will be included in the cost of the inventory and will be expensed when the inventory is sold. We have selected this method as we believe that a better matching with the risk exposure being hedged is achieved.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

•                  Regular-way purchases or sales (those which require actual delivery of financial assets or financial liabilities) are recognized on the settlement date. We have selected this method as the benefits that would have been expected to arise from using the trade date method were not expected to exceed the costs of selecting and implementing that method.

•                  Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

(d)         Hedge accounting

General

We apply hedge accounting to the financial instruments used to:

•                  establish designated currency hedging relationships for our U.S. dollar denominated long-term debt, which matured in fiscal 2011, as further discussed in Note 20(b);

•                  establish designated currency hedging relationships for certain U.S. dollar denominated future purchase commitments, as set out in Note 4(d); and

•                  fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 4(f) and further discussed in Note 13(c).

Hedge accounting

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We chose to apply hedge accounting as we believe this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the anticipated effectiveness of designated hedging relationships at inception and actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 4(i), any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs if in respect of long-term debt, as Goods and services purchased if in respect of U.S. dollar denominated future purchase commitments or as Employee benefits expense if in respect of share-based compensation.

Hedging assets and liabilities

In the application of hedge accounting, an amount (the hedge value) is recorded on the Consolidated Statements of Financial Position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amount necessary to reflect the fair value of the designated cash flow hedging items on the Consolidated Statements of Financial Position is recognized as a component of other comprehensive income, as set out in Note 10.

notes to consolidated financial statements

In the application of hedge accounting to U.S. dollar denominated long-term debt that matured in fiscal 2011, the amount recognized in the determination of net income was the amount that counterbalanced the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the statement of financial position date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of our Non-Voting Shares at the statement of financial position date and the price of our Non-Voting Shares in the hedging items.

(e)          Revenue recognition

General

We earn the majority of our revenue (wireless: voice and data; wireline: data (including: television, Internet, enhanced data and hosting services and managed and legacy data services), voice local and voice long distance) from access to, and usage of, our telecommunications infrastructure. The majority of the balance of our revenue (other and wireless equipment) arises from providing services and products facilitating access to, and usage of, our telecommunications infrastructure.

We offer complete and integrated solutions to meet our customers needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units based upon their relative fair values (derived using Company-specific objective evidence) and then our relevant revenue recognition policies are applied to the accounting units. A limitation cap restricts the consideration allocated to services or products currently transferred in multiple element arrangements to an amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. Our view is that the limitation cap results in a faithful depiction of the transfer of services and products as it reflects the telecommunications industry’s generally accepted understanding of the transfer of services and products as well as reflecting the related cash flows.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, they are reviewed as a group to ensure that, as with multiple element arrangements, relative fair values are appropriate.

Lease accounting is applied to an accounting unit if it conveys the right to use a specific asset to a customer but does not convey the risks and/or benefits of ownership.

Our revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-producing transaction.

When we receive no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Voice and data

We recognize revenues on an accrual basis and include an estimate of revenues earned but unbilled. Wireless and wireline service revenues are recognized based upon access to, and usage of, our telecommunications infrastructure and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

We follow the liability method of accounting for the amounts of our quality of service rate rebates that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission (CRTC).

The CRTC has established a mechanism to subsidize local exchange carriers, such as ourselves, that provide residential basic telephone service to high cost serving areas. The CRTC has determined the per network access line/per band subsidy rate for all local exchange carriers. We recognize the subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines we have in high cost serving areas, as further discussed in Note 6. Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment

We recognize product revenues, including amounts related to wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. With respect to wireless notes to consolidated financial statements

handsets sold to re-sellers, we consider ourselves to be the principal and primary obligor to the end-user customer. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease.

Non-high cost serving area deferral account

In 2002 the CRTC issued Decisions 2002-34 and 2002-43 which affected regulated services in our Wireline segment. In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

The deferral account arises from the CRTC requiring us to defer the statement of income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. We have adopted the liability method of accounting for the deferral account. As a result, we recorded incremental liability amounts, subject to reductions for the mitigating activities, during the Decisions’ four-year price cap periods. The deferral account balance also reflects an interest expense component based on our applicable short-term cost of borrowing, such expense being included in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs.

We discharge the deferral account liability by undertaking qualifying actions, including providing broadband services to rural and remote communities and enhancing the accessibility to telecommunications services for individuals with disabilities, with the balance having been provided in customer rebates. We recognize the drawdown and amortization (over a period no longer than three years) of a proportionate share of the deferral account as qualifying actions are completed. Such amortization is included in Other operating income.

(f)           Government assistance

We recognize government assistance on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred. As set out in Note 6, government assistance is included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

(g)         Cost of acquisition and advertising costs

Costs of acquiring customers that are expensed as incurred include the total cost of hardware sold to customers and any commissions, advertising and promotion related to the initial customer acquisition. Costs of acquiring customers that are capitalized as incurred include the cost of hardware we own that is situated at customers’ premises and associated installation costs. Costs of acquisition that are expensed are included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Goods and services purchased except for commissions paid to our employees, which are included as Employee benefits expense. Costs of advertising production, advertising airtime and advertising space are expensed as incurred.

(h)         Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for capitalization. Capitalized development costs are amortized over the life of the related commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

(i)            Leases

Leases are classified as finance or operating depending upon the terms and conditions of the contracts.

Where we are the lessee, asset values recorded under finance leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under finance leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2012, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings, were $283 million (2011 — $290 million); of these amounts, $NIL (2011 — less than $1 million) was in respect of real estate leased from our pension plans, as discussed further in Note 14(b). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 24(a).

(j)            Depreciation, amortization and impairment

Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of asset life studies. Depreciation includes amortization of assets under finance leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the notes to consolidated financial statements

term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate.

Estimated useful lives for the majority of our property, plant and equipment subject to depreciation are as follows:

Estimated useful lives(1)
Network assets
Outside plant	17 to 40 years
Inside plant	4 to 16 years
Wireless site equipment	6.5 to 10 years
Balance of depreciable property, plant and equipment	3 to 40 years

(1)         The composite depreciation rate for the year ended December 31, 2012, was 5.1% (2011 — 5.0%). The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period. One result of this methodology is that the composite depreciation rate will be lower in a period that has a higher proportion of fully depreciated assets remaining in use (Note 15).

Estimated useful lives for the majority of our intangible assets subject to amortization are as follows:

Estimated useful lives
Wireline subscriber base	40 years
Customer contracts, related customer relationships and leasehold interests	6 to 10 years
Software	3 to 5 years
Access to rights-of-way and other	8 to 30 years

Impairment — general

Impairment testing compares the carrying values of the assets or cash-generating units being tested with their recoverable amounts (recoverable amounts being the greater of the assets’ or cash-generating units’ values in use or their fair values less costs to sell). Impairment losses are immediately recognized to the extent that the asset or cash-generating unit carrying values exceed their recoverable amounts. Should the recoverable amounts for previously impaired assets or cash-generating units subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding of the discount” and that the resulting carrying value does not exceed the carrying value that would have been the result if no impairment losses had been previously recognized.

Impairment — property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that carrying values of assets may not be recoverable. If the carrying values of assets were not considered recoverable, an impairment loss would be recorded.

Impairment — intangible assets with indefinite lives; goodwill

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment. The frequency of the impairment tests generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; we have selected December as our annual test date.

We assess our intangible assets with indefinite lives by comparing the recoverable amounts of our cash-generating units to the carrying amounts of our cash-generating units (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit). To the extent that the carrying amount of the cash-generating unit (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess would reduce the carrying amount of intangible assets with indefinite lives.

Subsequent to assessing our intangible assets with indefinite lives, we then assess our goodwill by comparing the recoverable amounts of our cash-generating units to the carrying amounts of our cash-generating units (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit). To the extent that the carrying amount of the cash-generating unit (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess would first reduce the carrying value of goodwill and any remainder would reduce the carrying values of the assets of the cash-generating units on a pro-rated basis.

We have determined that our current cash-generating units are our reportable segments, Wireless and Wireline, as the reportable segments are the smallest identifiable groups of assets that generate net cash inflows that are largely independent of each other.

notes to consolidated financial statements

(k)         Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date with any resulting gain or loss being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs, as set out in Note 8. Hedge accounting is applied in specific instances as further discussed in (d) preceding.

We have minor foreign subsidiaries that do not have the Canadian dollar as their functional currency. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiaries’ accounts into Canadian dollars subsequent to, or on, January 1, 2010, the date of our transition to IFRS-IASB, are reported as a component of other comprehensive income, as set out in Note 10. The cumulative foreign currency translation difference balance at January 1, 2010, was recognized directly in retained earnings at the transition date to, and as permitted by, IFRS-IASB.

(l)            Income taxes

We follow the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

We account for changes in substantively enacted tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted; we have selected this method as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes. We account for changes in the estimates of prior year(s) tax balances as estimate revisions in the period in which the changes in estimate arise; we have selected this method as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

Our operations are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We only recognize the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. We accrue for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs.

Our research and development activities may be eligible to earn Investment Tax Credits; the determination of eligibility is a complex matter. We only recognize Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of our research and development activities will result in the Investment Tax Credits being received, at which time they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9.

(m)     Share-based compensation

For share option awards granted after 2001, a fair value is determined for share option awards at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

Share option awards which have a net-equity settlement feature, as set out in Note 13(b), and which do not also have a net-cash settlement feature, are accounted for as equity instruments. We have selected the equity instrument fair value method of accounting for the net-equity settlement feature as it is consistent with the accounting treatment afforded to the associated share option awards.

Share option awards which had a net-cash settlement feature, as set out in Note 13(b), were accounted for as liability instruments. If share option awards which had the net-cash settlement feature and which were granted subsequent to 2001 were settled using other than the net-cash settlement feature, they were accounted for as equity instruments. As at December 31, 2012, no share option awards with the net-cash settlement feature remained outstanding.

In respect of restricted stock units, as set out in Note 13(c), we accrue a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in (d) preceding). The expense for restricted stock units that do not ultimately vest is reversed against the expense that had been previously recorded in their respect.

notes to consolidated financial statements

When share-based compensation vests in its entirety at one future point in time (cliff vesting), we recognize the expense on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), we recognize the expense using the accelerated expense attribution method. An estimate of forfeitures during the vesting period is made at the date of grant; this estimate is adjusted for actual experience.

(n)         Employee future benefit plans

Defined benefit plans

We accrue for our obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) arising subsequent to, or on, January 1, 2010, the date of our transition to IFRS-IASB, are recognized in other comprehensive income in the period in which they arise as we believe that this better reflects the long-term nature of employee future benefits. See Note 2(b) for significant amendments to the employee benefits accounting standard which are not yet effective and have not yet been applied.

Unamortized actuarial gains (losses), past service costs and transitional assets (obligations) at January 1, 2010, were recognized directly in retained earnings at the transition date to, and as permitted by, IFRS-IASB.

On an annual basis, at a minimum, the defined benefit plan key assumptions are assessed and revised as appropriate. When the defined benefit plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis.

Defined contribution plans

We use defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan that cover certain of our employees, both of which provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and plan performance attributable to each employer-participant, and in the absence of contractual agreements between the plans and the employer-participants related to the financing of any shortfall (or distribution of any surplus), we treat these plans as defined contribution plans in accordance with International Accounting Standard 19, Employee Benefits.

(o)         Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability on the statement of financial position when the amount of the cheques written but not cleared by the bank exceeds the amount of cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily and are discussed further in Note 18.

(p)         Sales of trade receivables

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our derecognition of the trade receivables sold.

(q)         Inventories

Our inventories consist primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Previous write-downs to net realizable value are reversed if there is a subsequent increase in the value of the related inventories.

(r)          Property, plant and equipment; intangible assets

General

Property, plant and equipment and intangible assets are recorded at historical cost and, with respect to self-constructed property, plant and equipment, include materials, direct labour and applicable overhead costs. With respect to internally developed, internal-use software, recorded historical costs include materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of a sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on our weighted-average cost of borrowing experienced during the reporting period.

notes to consolidated financial statements

When we sell property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference, as set out in Note 6, is included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

Asset retirement obligations

Provisions for liabilities, as set out in Note 19, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount, for any changes in the market-based discount rate and for any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 8, is included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Financing costs.

(s)           Investments

We account for our investments in companies over which we have significant influence using the equity method of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize our share of earnings or losses of the investee companies and any earnings distributions received. The excess of the cost of an equity investment over its underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

Similarly, we account for our 50% interest in the real estate joint venture, discussed further in Note 17, using the equity method of accounting. Unrealized gains and losses from transactions (including contributions) with the real estate joint venture are deferred in proportion to our remaining interest in the real estate joint venture.

We account for our other investments as available-for-sale at their fair values unless they are investment securities that do not have quoted market prices in an active market or do not have other clear and objective evidence of fair value. When we do not account for our available-for-sale investments at their fair values, we use the cost basis of accounting whereby the investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable. The cost of investments sold or amounts reclassified out of other comprehensive income into earnings are determined on a specific identification basis.

Unless there is an other than temporary decline in the value of an available-for-sale investment, the carrying values of available-for-sale investments are adjusted to estimated fair values, with such adjustment being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of other comprehensive income. When there is an other than temporary decline in the value of an investment, the carrying value of any such investment accounted for using the equity, available-for-sale or cost method is reduced to estimated fair value with the amount of any such reduction being included in the Consolidated Statements of Income and Other Comprehensive Income as Other operating income.

2                 accounting policy developments

(a)         Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In December 2010, the IASB issued amendments to IAS 12, Income Taxes, and in May 2012 issued Annual Improvements to IFRSs: 2009-2011 Cycle, both of which, in our current instance, had no effect on our financial performance.

(b)         Standards, interpretations and amendments to standards not yet effective and not yet applied

Unless otherwise indicated, the following standards are required to be applied for periods beginning on or after January 1, 2013. Unless otherwise indicated, based upon current facts and circumstances, we do not expect to be materially affected by the application of the following standards and are currently determining which date(s) we will select for initial compliance if earlier than the required compliance date(s).

•                  IFRS 7, Financial Instruments: Disclosures (amended 2011).

•                  IFRS 9, Financial Instruments, is required to be applied for periods beginning on or after January 1, 2015.

notes to consolidated financial statements

•                  Other than for the disclosure requirements therein, the following standards and amended standards must be initially applied concurrently:

•                  IFRS 10, Consolidated Financial Statements

•                  IFRS 11, Joint Arrangements

•                  IFRS 12, Disclosure of Interests in Other Entities

•                  IAS 27, Separate Financial Statements (amended 2011)

•                  IAS 28, Investments in Associates (amended 2011).

•                  IFRS 13, Fair Value Measurement.

•                  IAS 32, Financial Instruments (amended 2011), is required to be applied for periods beginning on or after January 1, 2014.

•                  IAS 19, Employee Benefits (amended 2011): Relative to our current accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan expense measurement purposes. In the determination of net income in our instance, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” will be replaced with the concept of “net interest”. Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. Unchanged is that the amended standard does not prescribe where in the results of operations the net interest amount is to be presented, but we expect that we will present such amount as a component of financing costs upon application of the amended standard.

As set out in Note 14, our current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets would exceed the discount rate (a result of targeting a significant percentage of the defined benefit plan assets for investment in equity securities); the relative effect of the amended standard is expected to be a decrease in net income and associated per share amounts. The variance, if any, between the actual rate of return on defined benefit plan assets and the discount rate, as well as the related impact of the limit on defined benefit assets, if any, would be included in other comprehensive income as a re-measurement. The amended standard is not expected to affect our statement of financial position or statement of cash flows.

The amended standard would have affected our Consolidated Statements of Income and Other Comprehensive Income as follows:

	2012			2011
Years ended December 31 (millions except per share amounts)	As currently reported	Amended IAS 19 effects	Adjusted	As currently reported	Amended IAS 19 effects	Adjusted
OPERATING EXPENSES
Employee benefits expense	$2,129	$113	$2,242	$1,893	$113	$2,006
FINANCING COSTS	$332	42	$374	$377	6	$383
INCOME TAXES	$457	(41)	$416	$376	(30)	$346
NET INCOME		(114)			(89)
OTHER COMPREHENSIVE INCOME
Item never subsequently reclassified to income
Defined benefit plans re-measurements	$(400)	114	$(286)	$(851)	89	$(762)
COMPREHENSIVE INCOME		$—			$—
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
Basic	$4.05	$(0.36)	$3.69	$3.76	$(0.28)	$3.48
Diluted	$4.03	$(0.36)	$3.67	$3.74	$(0.28)	$3.46

We will initially apply the amended standard for periods beginning on or after January 1, 2013.

3                 capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management and definition of capital, we include Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

We manage our capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust our capital structure, we may adjust the notes to consolidated financial statements

amount of dividends paid to holders of TELUS Corporation shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, taxes, depreciation and amortization — excluding restructuring costs (EBITDA — excluding restructuring costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA — excluding restructuring costs. This measure, historically, is substantially the same as the leverage ratio covenant in our credit facilities. Net debt and EBITDA — excluding restructuring costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies; the calculation of these measures is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants.

The reported dividend payout ratio is calculated as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if reported amount is in respect of a fiscal year); the reported dividend payout ratio of adjusted net earnings differs in that it excludes: income tax-related adjustments; and the ongoing impacts of share options with the net-cash settlement feature.

During 2012, our strategy, which was unchanged from 2011, included maintaining the financial policy set out in the table below. We believe that our financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

As at, or years ended, December 31 ($ in millions)	Policy	2012	2011
Components of debt and coverage ratios
Net debt(1)		$6,577	$6,959
EBITDA — excluding restructuring costs(2)		$4,020	$3,813
Net interest cost(3)		$332	$377
Debt ratio
Net debt to EBITDA — excluding restructuring costs	1.5 – 2.0	1.6	1.8
Coverage ratios
Earnings coverage(4)		6.0	5.1
EBITDA — excluding restructuring costs interest coverage(5)		12.1	10.1
Other measures
Dividend payout ratio of adjusted net earnings(6)		64%	64%
Dividend payout ratio		63%	62%

(1)         Net debt is calculated as follows:

	2012	2011
Long-term debt (Note 20)	$6,256	$6,574
Debt issuance costs netted against long-term debt	26	27
Cash and temporary investments, net	(107)	(46)
Short-term borrowings	402	404
Net debt	$6,577	$6,959

(2)         EBITDA — excluding restructuring costs is calculated as follows:

	2012	2011
EBITDA (Note 5)	$3,972	$3,778
Restructuring costs (Note19(b))	48	35
EBITDA — excluding restructuring costs	$4,020	$3,813

(3)         Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt, if any, are included in net interest cost).

(4)         Earnings coverage is defined as net income attributable to Common Shares and Non-Voting Shares before gross interest expense and income tax expense, divided by gross interest expense.

(5)         EBITDA — excluding restructuring costs interest coverage is defined as EBITDA — excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in our credit facilities.

notes to consolidated financial statements

(6)         Adjusted net earnings attributable to Common Shares and Non-Voting Shares is calculated as follows:

	2012	2011
Net income attributable to Common Shares and Non-Voting Shares	$1,318	$1,219
Income tax-related adjustments	(12)	(21)
After tax gain net of equity losses related to the residential condominium tower component of the TELUS Garden real estate joint venture	(6)	—
Impacts of share options with the net-cash settlement feature, net of income taxes	(2)	(14)
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value and subsequent adjustment to contingent consideration, net of income taxes	—	(12)
Adjusted net earnings attributable to Common Shares and Non-Voting Shares	$1,298	$1,172

The net debt to EBITDA — excluding restructuring costs ratio was 1.6 times at December 31, 2012, down 0.2 times from one year earlier due to the reduction in net debt and increase in EBITDA — excluding restructuring costs. The earnings coverage ratio for the year ended December 31, 2012, was 6.0 times, up from 5.1 times a year earlier; lower gross interest expenses increased the ratio by 0.5, while increased income before gross interest expense and income taxes increased the ratio by 0.4. The EBITDA — excluding restructuring costs interest coverage ratio for the year ended December 31, 2012, was 12.1 times, up from 10.1 times one year earlier; lower net interest expenses increased the ratio by 0.6, while higher EBITDA — excluding restructuring costs increased the ratio by 1.4.

4                 financial instruments

(a)         Risks — overview

Our financial instruments and the nature of certain risks which they may be subject to are as set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	X		X
Construction credit facilities advances to real estate joint venture				X
Short-term obligations		X	X	X
Accounts payable		X	X
Provisions (including restructuring accounts payable)		X	X		X
Long-term debt		X	X	X
Measured at fair value
Cash and temporary investments	X		X	X
Short-term investments				X	X
Long-term investments (not subject to significant influence)(1)			X		X
Foreign exchange derivatives(2)	X	X	X
Share-based compensation derivatives(2)	X	X			X
Cross currency interest rate swap derivatives(2)(3)	X	X	X	X

(1)         Long-term investments over which we do not have significant influence are measured at fair value if the fair values can be reliably measured.

(2)         Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(3)         The cross currency interest rate swap derivatives matured in fiscal 2011, as discussed further in Note 20(b).

(b)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (c)), the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at December 31 (millions)	2012	2011
Cash and temporary investments, net	$107	$46
Accounts receivable	1,541	1,428
Derivative assets	12	17
	$1,660	$1,491

notes to consolidated financial statements

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by our large and diverse customer base, which covers substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable for which an allowance has not been made as at the dates of the Consolidated Statements of Financial Position. As at December 31, 2012, the weighted average life of customer accounts receivable was 29 days (2011 — 29 days) and the weighted average life of past-due customer accounts receivable was 63 days (2011 — 61 days). No interest is charged on customer accounts that are current. Thereafter, interest is charged at an industry-based market rate on outstanding balances.

As at December 31 (millions)	2012	2011
Customer accounts receivable net of allowance for doubtful accounts
Less than 30 days past billing date	$860	$796
30-60 days past billing date	218	224
61-90 days past billing date	67	65
Greater than 90 days past billing date	72	57
	$1,217	$1,142
Customer accounts receivable (Note 24(a))	$1,261	$1,178
Allowance for doubtful accounts	(44)	(36)
	$1,217	$1,142

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past-due and line of business from which the customer accounts receivable arose are all considered when determining whether allowances should be made for past-due accounts; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years ended December 31 (millions)	2012	2011
Balance, beginning of period	$36	$41
Additions (doubtful accounts expense)	40	43
Net use	(32)	(48)
Balance, end of period	$44	$36

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider the risk of this remote. Our derivative liabilities do not have credit risk-related contingent features.

(c)          Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•                  maintaining a daily cash pooling process that enables us to manage our liquidity surplus and liquidity requirements according to our actual needs and those of our subsidiaries;

•                  maintaining bilateral bank facilities (Note 18) and a syndicated credit facility (Note 20(d));

•                  the sales of trade receivables to an arm’s-length securitization trust (Note 18);

•                  maintaining a commercial paper program (Note 20(b));

notes to consolidated financial statements

•                  continuously monitoring forecast and actual cash flows; and

•                  managing maturity profiles of financial assets and financial liabilities.

As disclosed in Note 20(f), we have significant debt maturities in future years. As at December 31, 2012, we have access to a shelf prospectus, in effect until November 2013, pursuant to which we can offer $2.0 billion (2011 – $2.5 billion) of debt or equity securities. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the derivative financial liability contractual maturities with those of the risk exposures they are being used to manage.

Our undiscounted financial liability expected maturities do not differ significantly from the contractual maturities, other than as noted below. Our undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
	Non-interest			Construction
	bearing		Long-term	credit facilities	Currency swap agreement
	financial	Short-term	debt	commitment	amounts to be exchanged
As at December 31, 2012 (millions)	liabilities	borrowings(1)	(Note 20)	(Note 17(c))(2)	(Receive)	Pay	Total
2013
First quarter	$881	$3	$297	$182	$(51)	$51	$1,363
Balance of year	526	5	558	—	(90)	88	1,087
2014	5	405	997	—	—	—	1,407
2015	47	—	889	—	—	—	936
2016	2	—	824	—	—	—	826
2017	2	—	895	—	—	—	897
Thereafter	5	—	3,783	—	—	—	3,788
Total	$1,468	$413	$8,243	$182	$(141)	$139	$10,304

(1)         Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2012.

(2)         The draw-downs on the construction credit facilities are expected to occur as construction progresses through 2015.

	Non-derivative			Derivative
	Non-interest bearing financial	Short-term	Long-term debt	Currency swap agreement amounts to be exchanged
As at December 31, 2011 (millions)	liabilities	borrowings(1)	(Note 20)	(Receive)	Pay	Total
2012
First quarter	$804	$6	$1,111	$(77)	$75	$1,919
Balance of year	513	5	276	(91)	89	792
2013	18	7	605	—	—	630
2014	—	405	980	—	—	1,385
2015	10	—	873	—	—	883
2016	—	—	807	—	—	807
Thereafter	—	—	4,070	—	—	4,070
Total	$1,345	$423	$8,722	$(168)	$164	$10,486

(1)         Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2011.

(d)         Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options only on a limited basis.

Net income and other comprehensive income for the years ended December 31, 2012 and 2011, could have varied if Canadian dollar: U.S. dollar exchange rates varied from the actual transaction date rates. The following Canadian dollar: U.S. dollar exchange rate sensitivity analysis has been based upon a hypothetical change having occurred throughout the reporting period (other than no change is reflected as at the statement of financial position date — see (g), which isolates the statement of financial position date hypothetical effects) and having been applied to all relevant Consolidated Statement of Income and Other Comprehensive Income transactions. Income tax expense, which is notes to consolidated financial statements

reflected net in the sensitivity analysis, reflects the applicable weighted average statutory income tax rates for the reporting periods.

	Net income and comprehensive income		Capital expenditures
Years ended December 31 ($ increase (decrease) in millions)	2012	2011	2012	2011
10% change in Cdn.$: U.S.$ exchange rate(1)
Canadian dollar appreciates	$23	$27	$(20)	$(23)
Canadian dollar depreciates	$(23)	$(27)	$20	$23

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and comprehensive income may not be linear. In this table, the effect of a variation in the Canadian dollar: U.S. dollar exchange rate on the amount of net income and comprehensive income is calculated without changing any other analysis inputs; in reality, changes in the Canadian dollar: U.S. dollar exchange rate may result in changes in another factor (for example, increased strength of the Canadian dollar may result in more favourable market interest rates), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption. The sensitivity analysis is prepared based on the simple average of the Canadian dollar: U.S. dollar exchange rate for the period.

In respect of U.S. dollar denominated inventory purchases, the current period’s purchases have been included in the sensitivity analysis by assuming that all items are sold in the period purchased. Similarly, this sensitivity analysis is based on the assumption that all U.S. dollar denominated accounts receivable and accounts payable arising in the period are collected and paid, respectively, in the period.

In respect of U.S. dollar denominated capital expenditures, the current period’s expenditures have been included in the sensitivity analysis by assuming one-half period’s straight-line depreciation and amortization in the year of acquisition and an estimated useful life of 10 years; no consideration has been made for U.S. dollar denominated capital expenditures made in prior periods.

(e)          Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, construction credit facility advances made to the real estate joint venture, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, we could be exposed to interest rate risks.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facilities advances made to the real estate joint venture are not materially affected by changes in market interest rates; associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

In respect of our currently outstanding long-term debt, other than for commercial paper and amounts drawn on our credit facilities (Note 20(d)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of our interest rate swap derivatives fluctuated with changes in market interest rates as the interest rate swapped to was fixed; absent early redemption, the related future cash flows would not have changed due to changes in market interest rates.

(f)           Other price risk

Provisions

We are exposed to other price risk arising from written put options provided for non-controlling interests, as discussed further in Note 16(e).

Short-term investments

If the balance of the short-term investments line item on the statement of financial position includes equity instruments, we would be exposed to equity price risks.

notes to consolidated financial statements

Long-term investments

We are exposed to equity price risks arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives

We are exposed to other price risk arising from cash-settled share-based compensation (appreciating Non-Voting Share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements had been entered into that established a cap on our cost associated with our net-cash settled share options (Note 13(b)) and others have been entered into that fix the cost associated with our restricted stock units (Note 13(c)).

(g)         Market risk

Net income and other comprehensive income for the years ended December 31, 2012 and 2011, could have varied if the Canadian dollar: U.S. dollar exchange rates, market interest rates and our Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods — see (d)). The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal amounts and notional amounts have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant statement of financial position date notional number of shares, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable weighted average statutory income tax rates for the reporting periods.

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
($ increase (decrease) in millions)	2012	2011	2012	2011	2012	2011
Reasonably possible changes in market risks(1)
10% change in Cdn.$: U.S.$ exchange rate
Canadian dollar appreciates	$(6)	$(6)	$(4)	$(7)	$(10)	$(13)
Canadian dollar depreciates	$6	$6	$4	$7	$10	$13
25 basis point change in market interest rate
Rate increases	$(1)	$(2)	$—	$—	$(1)	$(2)
Rate decreases	$1	$2	$—	$—	$1	$2
25%(2) change in Non-Voting Share prices(3)
Price increases	$(3)	$(2)	$7	$5	$4	$3
Price decreases	$3	$2	$(7)	$(5)	$(4)	$(3)

(1)          These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Non-Voting Share price.

(2)          To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.75-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology set out in Note 13(b), the volatility of our Non-Voting Share price as at December 31, 2012, was 20.4% (2011 — 4.25-year data period, 24.1%); reflecting the twelve-month data period ended December 31, 2012, the volatility was 8.5% (2011 — 13.5%).

(3)          The hypothetical effects of changes in the prices of our Non-Voting Shares are restricted to those which would arise from our share-based compensation items that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

notes to consolidated financial statements

(h)         Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of our investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair value of our long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage exposure to currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based on Canadian dollar: U.S. dollar forward exchange rates as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon our Non-Voting Share prices as at the statement of financial position dates (see Note 21).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table.

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at December 31 (millions)	2012	2011	2012	2011	2012	2011	2012	2011
Assets
Foreign exchange derivatives	$2	$4	$—	$—	$2	$4	$—	$—
Share-based compensation derivatives	10	13	—	—	10	13	—	—
Available-for-sale portfolio investments(1)	45	—	29	—	16	—	—	—
	$57	$17	$29	$—	$28	$17	$—	$—

(1)          During the year ended December 31, 2012, fair value information became available for, and fair value accounting was thus applied to, a portion of our portfolio investments that are classified as available-for-sale and which were previously accounted for on the cost basis (see Note 1(s) and Note 10).

notes to consolidated financial statements

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

		Maximum	2012			2011
		maturity	Notional	Carrying		Notional	Carrying
As at December 31 (millions)	Designation	date	amount	amount	Fair value	amount	amount	Fair value
Current Assets
Derivatives used to manage
Currency risks arising from U.S. dollar revenues	HFT(1)	2012	$—	$—	$—	$26	$—	$—
Currency risks arising from U.S. dollar denominated purchases	HFT(1)	2013	$59	1	1	$50	1	1
Currency risks arising from U.S. dollar denominated purchases	HFH(2)	2013	$59	1	1	$89	3	3
Changes in share-based compensation costs (Note 13(c))	HFH(2)	2013	$24	7	7	$20	10	10
				$9	$9		$14	$14
Other Long-Term Assets
Derivatives used to manage
Changes in share-based compensation costs (Note 13(c))	HFH(2)	2015	$31	$3	$3	$22	3	$2
Deduct: Net amounts due to derivative counterparties				—	—		(1)
				$3	$3		$2	$2
Current Liabilities
Derivatives used to manage
Currency risks arising from U.S. dollar revenues	HFT(1)	2013	$20	$—	$—	$—	$—	$—
Changes in share-based compensation costs (Note 13(b))	HFT(1)	2012	$—	—	—	$4	—	—
				$—	$—		$—	$—

(1)          Designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

(2)          Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are as set out in the following table.

	2012		2011
	Carrying		Carrying
As at December 31 (millions)	amount	Fair value	amount	Fair value
Long-term debt	$6,256	$7,109	$6,574	$7,359

(i)           Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income; there was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized		Gain (loss) reclassified from other comprehensive
	in other comprehensive income		income into income (effective portion) (Note 10)
	(effective portion) (Note 10)			Amount
Years ended December 31 (millions)	2012	2011	Location	2012	2011
Derivatives used to manage currency risks
– Associated with U.S. dollar denominated debt	$—	$(6)	Financing costs	$—	$(8)
– Arising from U.S. dollar denominated purchases	—	8	Goods and services purchased	2	3
Derivatives used to manage changes in share-based compensation costs (Note 13(c))	13	13	Employee benefits expense	14	12
Derivatives used to manage interest rate risk associated with debt issuance	(3)	—	Financing costs	—	—
	$10	$15		$16	$7

notes to consolidated financial statements

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Consolidated Statements of Income and Other Comprehensive Income.

		Gain (loss) recognized in income on derivatives
Years ended December 31 (millions)	Location	2012	2011
Derivatives used to manage currency risks	Financing costs	$2	$7
Derivatives used to manage changes in share-based compensation costs (Note 13(b))	Employee benefits expense	1	6
		$3	$13

5                  segmented information

General

Our operating segments regularly reported to our Chief Executive Officer (our chief operating decision maker) are Wireless and Wireline. Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)) and whose operating results are regularly reviewed by a chief operating decision maker to make resource allocation decisions and to assess performance.

As we do not currently aggregate operating segments, our reportable segments are also Wireless and Wireline. The Wireless segment includes voice, data and equipment sales. The Wireline segment includes data (which includes: television; Internet, enhanced data and hosting services; and managed and legacy data services), voice local, voice long distance, and other telecommunications services excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The following segmented information is regularly reported to our chief operating decision maker.

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2012	2011	2012	2011	2012	2011	2012	2011
Operating revenues
External revenue	$5,845	$5,462	$5,076	$4,935	$—	$—	$10,921	$10,397
Intersegment revenue	41	38	170	164	(211)	(202)	—	—
	$5,886	$5,500	$5,246	$5,099	$(211)	$(202)	$10,921	$10,397
EBITDA(1)	$2,467	$2,186	$1,505	$1,592	$—	$—	$3,972	$3,778
CAPEX, excluding spectrum licences(2)	$711	$508	$1,270	$1,339	$—	$—	$1,981	$1,847
EBITDA less CAPEX excluding spectrum licences	$1,756	$1,678	$235	$253	$—	$—	$1,991	$1,931
					Operating revenues (above)		$10,921	$10,397
					Goods and services purchased		4,820	4,726
					Employee benefits expense		2,129	1,893
					EBITDA (above)		3,972	3,778
					Depreciation		1,422	1,331
					Amortization		443	479
					Operating income		2,107	1,968
					Financing costs		332	377
					Income before income taxes		$1,775	$1,591

(1)          Earnings before interest, taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)          Total capital expenditures (CAPEX); see Note 24(b) for reconciliation of capital expenditures excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported on the Consolidated Statement of Cash Flows.

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location of the permanent establishment providing the goods and/or services. We do not have material revenues that we attribute to countries other notes to consolidated financial statements

than Canada (our country of domicile), nor do we have material amounts of property, plant, equipment, intangible assets and/or goodwill located outside of Canada; information about such non-material amounts is not regularly reported to our chief operating decision maker.

6                  other operating income

Years ended December 31 (millions)	Note	2012	2011
Government assistance, including deferral account amortization		$58	$54
Investment income (loss)		—	(2)
Interest income	17(c)	1	—
Gain on disposal of assets		10	3
Gain on 51% Transactel (Barbados) Inc. interest re-measured at acquisition-date fair value	16(e)	—	17
		$69	$72

We receive government assistance, as defined by IFRS-IASB, from a number of sources and include such receipts in Other operating income.

CRTC subsidy

Local exchange carriers’ costs of providing the level of residential basic telephone services that the CRTC requires to be provided in high cost serving areas are greater than the amounts the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC directs the collection of contribution payments, in a central fund, from all registered Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed to incumbent local exchange carriers as subsidy payments to subsidize the costs of providing residential basic telephone services in non-forborne high cost serving areas. The subsidy payments are based upon a total subsidy requirement calculated on a per network access line/per band subsidy rate. For the year ended December 31, 2012, our subsidy receipts were $27 million (2011 — $32 million).

The CRTC currently determines, at a national level, the total annual contribution requirement necessary to pay the subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their CRTC-defined telecommunications service revenue. The final contribution expense rate for 2012 was 0.63% and the interim rate for 2013 has been similarly set at 0.63%. For the year ended December 31, 2012, our contributions to the central fund, which are accounted for as goods and services purchased, were $36 million (2011 — $40 million).

Government of Québec

Salaries for qualifying employment positions in the province of Québec, mainly in the information technology sector, are eligible for tax credits. In respect of such tax credits, for the year ended December 31, 2012, we recorded $11 million (2011 — $14 million).

7                  employee benefits expense

Years ended December 31 (millions)	Note	2012	2011
Employee benefits expense — gross
Wages and salaries		$2,211	$2,049
Share-based compensation	13	74	51
Pensions — defined benefit	14(b)	(11)	(34)
Pensions — defined contribution	14(g)	70	66
Other defined benefits	14(c)	1	2
Restructuring costs	19(b)	38	13
Other		129	124
		2,512	2,271
Capitalized internal labour costs
Property, plant and equipment		(266)	(284)
Intangible assets subject to amortization		(117)	(94)
		(383)	(378)
		$2,129	$1,893

notes to consolidated financial statements

8                 financing costs

Years ended December 31 (millions)	Note	2012	2011
Interest expense(1)
Interest on long-term debt		$338	$374
Interest on short-term borrowings and other		12	11
Interest accretion on asset retirement obligation	19(a)	5	4
		355	389
Foreign exchange		(8)	(9)
		347	380
Interest income
Interest on tax refunds		(14)	(2)
Other		(1)	(1)
		(15)	(3)
		$332	$377

(1)         No financing costs were capitalized to property, plant, equipment and/or intangible assets during the years ended December 31, 2012 and 2011.

9                 income taxes

(a)           Expense composition and rate reconciliation

Years ended December 31 (millions)	2012	2011
Current income tax expense (recovery)
For current reporting period	$331	$186
Consequential adjustments from reassessment of prior year income tax issues	(37)	(15)
	294	171
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	127	247
Revaluation of deferred income tax liability to reflect future statutory income tax rates	12	(37)
Consequential adjustments from reassessment of prior year income tax issues	24	(5)
	163	205
	$457	$376

Our income tax expense differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2012		2011
Basic blended tax at weighted average statutory income tax rates	$456	25.7%	$433	27.2%
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(13)		(20)
Revaluation of deferred income tax liability to reflect future statutory income tax rates	12		(37)
Share option award compensation	2		(1)
Other	—		1
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$457	25.7%	$376	23.6%

Our basic blended weighted average statutory income tax rate is the aggregate of the following:

Years ended December 31	2012	2011
Basic federal rate	14.7%	16.2%
Weighted average provincial rate	10.3	10.4
Other tax jurisdictions	0.7	0.6
	25.7%	27.2%

(b)         Temporary differences

We must make significant estimates in respect of the composition of our deferred income tax liability. Our operations are complex and the related income tax interpretations, regulations and legislation are continually changing. As a result, there are usually some income tax matters in question.

Temporary differences comprising the net deferred income tax liability and the amounts of deferred income tax expense recognized in the Consolidated Statements of Income and Other Comprehensive Income for each temporary difference are estimated as follows:

notes to consolidated financial statements

(millions)	Property, plant and equipment and intangible assets subject to amortization	Intangible assets with indefinite lives	Partnership income unallocated for income tax purposes	Net pension and share- based compensation amounts	Reserves not currently deductible	Losses available to be carried forward(1)	Other	Net deferred income tax liability
As at January 1, 2011	$326	$1,092	$398	$(23)	$(92)	$(36)	$18	$1,683
Recognized in
Net income	68	19	23	65	6	1	23	205
Other comprehensive income	—	—	—	(288)	—	—	2	(286)
Business acquisitions and other	—	2	—	—	—	—	(4)	(2)
As at December 31, 2011	394	1,113	421	(246)	(86)	(35)	39	1,600
Recognized in
Net income	62	40	35	49	(11)	2	(14)	163
Other comprehensive income	—	—	—	(145)	—	—	3	(142)
Business acquisitions and other	—	2	—	—	—	—	1	3
As at December 31, 2012	$456	$1,155	$456	$(342)	$(97)	$(33)	$29	$1,624

(1)             We expect to be able to utilize our non-capital losses prior to expiry.

IFRS-IASB requires the separate disclosure of temporary differences arising from the carrying value of the investment in subsidiaries and partnerships exceeding their tax base and for which no deferred income tax liabilities have been recognized. In our specific instance this is relevant to our investment in Canadian subsidiaries and Canadian partnerships. We are not required to recognize such deferred income tax liabilities as we are in a position to control the timing and manner of the reversal of the temporary differences, which would not be expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. Although we are in a position to control the timing and reversal of temporary differences in respect of our non-Canadian subsidiaries, and it is not probable that such differences will reverse in the foreseeable future, we do recognize all potential taxes for repatriation of substantially all unremitted earnings of our non-Canadian subsidiaries.

(c)          Other

We have net capital losses and such losses may only be applied against realized taxable capital gains. We expect to include a net capital loss carry-forward of $4 million (2011 — $5 million) in our Canadian income tax returns. During the year ended December 31, 2012, we recognized the benefit of $1 million (2011 — $NIL) in net capital losses.

We conduct research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2012, we recorded Investment Tax Credits of $8 million (2011 — $8 million). Of the Investment Tax Credits we recorded during the year ended December 31, 2012, $5 million (2011 — $6 million) was recorded as a reduction of property, plant and equipment and/or intangible assets and the balance was recorded as a reduction of Goods and services purchased.

notes to consolidated financial statements

10          other comprehensive income

	Items that may subsequently be reclassified to income						Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(i))			Cumulative	Change in unrealized fair		Cumulative
(millions)	Gains (losses) arising in current period	Prior period (gains) losses transferred to net income in the current period	Total	foreign currency translation adjustment	value of available-for- sale financial assets	Accumulated other comprehensive income	employee defined benefit plan actuarial gains (losses)(1)	Other comprehensive income
Accumulated balance as at January 1, 2011			$1	$—	$—	$1	$(214)
Other comprehensive income (loss)
Amount arising	$15	$(7)	8	4	—	12	(1,139)	$(1,127)
Income taxes	$5	$(3)	2	—	—	2	(288)	(286)
Net			6	4	—	10	(851)	$(841)
Accumulated balance as at December 31, 2011			7	4	—	11	(1,065)
Other comprehensive income (loss)
Amount arising	$10	$(16)	(6)	—	38	32	(545)	$(513)
Income taxes	$2	$(4)	(2)	—	5	3	(145)	(142)
Net			(4)	—	33	29	(400)	$(371)
Accumulated balance as at December 31, 2012			$3	$4	$33	$40	$(1,465)

(1)         Cumulative employee defined benefit plan actuarial gains (losses) are only those amounts arising on or after January 1, 2010; excluding the tax effects thereon, the cumulative net gain (loss) charged to other comprehensive income at December 31, 2012, was $1,971 (2011 — $(1,426)).

As at December 31, 2012, our estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges that are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding tax effects, is $2 million.

notes to consolidated financial statements

11          per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing net income attributable to Common Shares and Non-Voting Shares by the total weighted average number of Common Shares and Non-Voting Shares outstanding during the period. Diluted net income per Common Share and Non-Voting Share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to Common Shares and Non-Voting Shares equalled diluted net income attributable to Common Shares and Non-Voting Shares for all periods presented.

Years ended December 31 (millions)	2012	2011
Basic total weighted average number of Common Shares and Non-Voting Shares outstanding	326	324
Effect of dilutive securities
Share option awards	1	2
Diluted total weighted average number of Common Shares and Non-Voting Shares outstanding	327	326

For the year ended December 31, 2012, certain outstanding share option awards, in the amount of NIL (2011 — 1 million), were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

12          dividends per share

(a)         Dividends declared

Years ended December 31 (millions except per share amounts)	2012				2011
Common Share and	Declared		Paid to		Declared		Paid to
Non-Voting Share dividends	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Quarter 1 dividend	Mar. 9, 2012	$0.580	Apr. 2, 2012	$189	Mar. 11, 2011	$0.525	Apr. 1, 2011	$170
Quarter 2 dividend	Jun. 8, 2012	0.610	Jul. 3, 2012	198	Jun. 10, 2011	0.550	Jul. 4, 2011	178
Quarter 3 dividend	Sep. 10, 2012	0.610	Oct. 1, 2012	199	Sep. 9, 2011	0.550	Oct. 3, 2011	179
Quarter 4 dividend	Dec. 11, 2012	0.640	Jan. 2, 2013	208	Dec. 9, 2011	0.580	Jan. 3, 2012	188
		$2.440		$794		$2.205		$715

On February 13, 2013, the Board of Directors declared a quarterly dividend of $0.64 per share on our issued and outstanding Common Shares payable on April 1, 2013, to holders of record at the close of business on March 11, 2013. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on March 11, 2013.

(b)         Dividend Reinvestment and Share Purchase Plan

General

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares and Non-Voting Shares may acquire Non-Voting Shares (Common Shares, effective February 4, 2013 — see Note 21) by reinvesting dividends and by making additional optional cash payments to the trustee. Under this Plan, we have the option of offering shares from Treasury or having the trustee acquire shares in the stock market.

Reinvestment of dividends

We may, at our discretion, offer the Non-Voting Shares (Common Shares, effective February 4, 2013) at a discount of up to 5% from the market price. In respect of dividends reinvested during the three-month period ended March 31, 2011, we issued Non-Voting Shares from Treasury at a discount of 3%. We opted to have the trustee acquire the Non-Voting Shares (Common Shares, effective February 4, 2013) in the stock market commencing March 1, 2011, with no discount offered. In respect of Common Share and Non-Voting Share dividends declared during the year ended December 31, 2012, $32 million (2011 — $34 million) was to be reinvested in Non-Voting Shares.

notes to consolidated financial statements

Optional cash payments

Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

13          share-based compensation

(a)         Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as employee benefits expense and in the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2012			2011
Years ended December 31 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$6	$—	$6	$(10)	$(7)	$(17)
Restricted stock units(2)	37	(34)	3	31	(26)	5
Employee share purchase plan	31	(31)	—	30	(30)	—
	$74	$(65)	$9	$51	$(63)	$(12)

(1)         The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 4(i)), was $(3) (2011 — $(19)).

(2)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(i)).

For the year ended December 31, 2012, the associated operating cash outflows in respect of share option awards include cash outflows arising from the cash-settled equity swap agreements of $NIL (2011 — $7 million). Similarly, for the year ended December 31, 2012, the associated operating cash outflows in respect of restricted stock units are net of cash inflows arising from the cash-settled equity swap agreements of $14 million (2011 — $7 million). For the year ended December 31, 2012, the income tax benefit arising from share-based compensation was $17 million (2011 — $15 million); as disclosed in Note 9, not all share-based compensation amounts are deductible for income tax purposes.

(b)         Share option awards

General

We use share option awards as a form of retention and incentive compensation. We have a number of share option plans under which employees may receive options to purchase Common Shares or Non-Voting Shares at a price equal to the fair market value at the time of grant. Effective February 4, 2013, outstanding share options to acquire Non-Voting Shares were exchanged for share options to acquire Common Shares on a one-for-one basis (see Note 21); all other terms of the share options remained the same. Share option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed 10 years.

We apply the fair value method of accounting for share-based compensation awards granted to officers and other employees. Share option awards typically have a three-year vesting period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

The following table presents a summary of the activity related to our share option plans.

	2012		2011
Years ended December 31	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	9,573,701	$39.41	11,741,666	$37.83
Granted	1,072,072	$58.39	1,522,639	$46.67
Exercised(1)	(3,095,787)	$37.46	(2,963,147)	$37.56
Forfeited	(248,626)	$40.81	(617,796)	$37.41
Expired	(30,671)	$29.50	(109,661)	$32.57
Outstanding, end of period	7,270,689	$43.03	9,573,701	$39.41

(1)         The total intrinsic value of share option awards exercised for the year ended December 31, 2012, was $65 million (2011 — $35 million) (reflecting a weighted average price at the dates of exercise of $58.44 per share (2011 — $49.48 per share)).

notes to consolidated financial statements

The following table reconciles the number of share options exercised and the associated number of Non-Voting Shares issued.

Years ended December 31	2012	2011
Non-Voting Shares issued or issuable pursuant to exercise of share options	52,400	745,340
Non-Voting Shares issued or issuable pursuant to use of share option award net-equity settlement feature	1,062,021	422,076
Impact of our choosing to settle share option award exercises using net-equity settlement feature	1,981,366	1,795,731
Share options exercised	3,095,787	2,963,147

The following is a life and exercise price stratification of our share options outstanding, all of which are for Non-Voting Shares, as at December 31, 2012. Effective February 4, 2013, outstanding share options to acquire Non-Voting Shares were exchanged for share options to acquire Common Shares on a one-for-one basis; all other terms of the share options remained the same.

						Options exercisable
							Weighted
Options outstanding						Number of	average
Range of option prices					Total	shares	price
Low	$29.70	$41.56	$50.01	$60.29	$29.70
High	$39.67	$49.26	$58.96	$64.64	$64.64
Year of expiry and number of shares
2013	—	304,393	12,326	—	316,719	316,719	$44.05
2014	—	5,030	645,376	27,430	677,836	677,836	$56.65
2015	4,875	775,896	—	—	780,771	780,771	$43.87
2016	612,725	—	—	—	612,725	612,725	$30.64
2017	2,348,393	51,760	—	—	2,400,153	—	$—
2018	—	1,368,871	53,490	—	1,422,361	—	$—
2019	—	—	1,051,879	8,245	1,060,124	—	$—
	2,965,993	2,505,950	1,763,071	35,675	7,270,689	2,388,051
Weighted average remaining contractual life (years)	4.0	3.6	4.4	2.6	3.9
Weighted average price	$32.36	$45.28	$57.39	$63.82	$43.03
Aggregate intrinsic value(1) (millions)	$96	$48	$13	$—	$157

Options exercisable
Number of shares	617,600	1,085,319	657,702	27,430	2,388,051
Weighted average remaining contractual life (years)	3.2	1.6	1.2	1.4	1.9
Weighted average price	$30.68	$43.84	$56.40	$63.95	$44.13
Aggregate intrinsic value(1) (millions)	$21	$23	$5	$—	$49

(1)         The aggregate intrinsic value is calculated upon the December 31, 2012, price of $64.68 per Non-Voting Share.

Share option awards accounted for as equity instruments

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model (a closed-form option pricing model), are as follows:

Years ended December 31	2012	2011
Share option award fair value (per share option)	$7.36	$6.75
Risk free interest rate	1.7%	2.3%
Expected lives(1) (years)	4.75	4.25
Expected volatility	22.9%	25.7%
Dividend yield	4.2%	4.5%

(1)         The maximum contractual term of the share option awards granted in 2012 and 2011 was seven years.

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on our historical share option award exercise data. Similarly, expected volatility considers the historical volatility in the price of our Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

Had the weighted average assumptions for grants of share option awards that are reflected in the expense disclosures above varied by 10% and 20%, the compensation cost arising from share option awards for the year ended December 31, 2012, would have varied as follows:

notes to consolidated financial statements

	Hypothetical change in assumptions(1)
(millions)	10%	20%
Risk free interest rate	$—	$—
Expected lives (years)	$—	$—
Expected volatility	$1	$2
Dividend yield	$1	$1

(1)         These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in a decreased amount, and unfavourable hypothetical changes in the assumptions result in an increased amount, of the compensation cost arising from share option awards. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear; in particular, variations in expected lives are constrained by vesting periods and legal lives. Also, in this table, the effect of a variation in a particular assumption on the amount of the compensation cost arising from share option awards is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in risk free interest rates may result in increased dividend yields), which might magnify or counteract the sensitivities.

Some share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

Share option awards accounted for as liability instruments

Substantially all of our outstanding share option awards that were granted prior to January 1, 2005, had a net-cash settlement feature; the optionee had the choice of exercising their share option award using the net-cash settlement feature. The outstanding share option awards with this feature largely took on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and were granted subsequent to 2001, the minimum expense recognized was their grant-date fair values.

We entered into a cash-settled equity swap agreement that established a cap on our cost associated with substantially all of the outstanding share option awards with this feature.

As at December 31, 2012, no share option awards with the net-cash settlement feature remained outstanding.

(c)          Restricted stock units

We use restricted stock units as a form of retention and incentive compensation. Each restricted stock unit is nominally equal in value to one Non-Voting Share (one Common Share, effective February 4, 2013 — see Note 21) together with the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share (Common Share, effective February 4, 2013); the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding shares at the grant date. The restricted stock units become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted stock units outstanding have cliff vesting. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to our restricted stock units.

	2012			2011
	Number of restricted		Weighted average	Number of restricted		Weighted average
	stock units		grant-date	stock units		grant-date
Years ended December 31	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	1,471,836	—	$40.60	1,359,066	—	$32.46
Vested	—	15,951	$38.39	—	24,689	$31.86
Issued
Initial award	731,456	—	$58.29	801,137	—	$46.75
In lieu of dividends	72,113	87	$60.53	83,717	59	$49.98
Vested	(750,601)	750,601	$34.90	(627,281)	627,281	$31.57
Settled in cash	—	(754,186)	$34.73	—	(636,078)	$31.62
Forfeited and cancelled	(55,868)	(21)	$41.94	(144,803)	—	$35.91
Outstanding, end of period
Non-vested	1,468,936	—	$52.57	1,471,836	—	$40.60
Vested	—	12,432	$48.21	—	15,951	$38.39

notes to consolidated financial statements

With respect to certain issuances of restricted stock units, we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of our non-vested restricted stock units outstanding as at December 31, 2012, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted stock units	Our fixed cost per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
2013	477,000	$51.48	288,066	765,066
2014	30,000	$60.60	62,787	92,787
2015	506,000	$62.10	105,083	611,083
	1,013,000		455,936	1,468,936

(d)         Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase our Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay; for more highly compensated job classifications, employees may contribute between 1% and 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, we are required to contribute a percentage between 20% and 40% as designated by us. For the years ended December 31, 2012 and 2011, we contributed 40% for employees up to a certain job classification; for more highly compensated job classifications, we contributed 35%. We record our contributions as a component of Employee benefits expense and our contribution vests on the earlier of a plan participant’s last day in our employ or the last business day of the calendar year of our contribution, unless the plan participant’s employment is terminated with cause, in which case the plan participant will forfeit any in-year contribution from us.

Years ended December 31 (millions)	2012	2011
Employee contributions	$84	$78
Employer contributions	31	30
	$115	$108

Under this plan, we have the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the years ended December 31, 2012 and 2011, all Common Shares issued to employees under the plan were purchased in the stock market at normal trading prices.

14          employee future benefits

We have a number of defined benefit and defined contribution plans providing pension and other retirement and post-employment benefits to most of our employees. As at December 31, 2012 and 2011, all registered defined benefit pension plans are closed to substantially all new participants and substantially all benefits have vested. Other employee benefit plans include a TELUS Québec Inc. retiree healthcare plan. The benefit plan(s) in which an employee is a participant is a reflection of the development in our corporate history.

TELUS Corporation Pension Plan

Management and professional employees in Alberta who joined us prior to January 1, 2001, and certain unionized employees who joined us prior to June 9, 2011, are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of our total accrued benefit obligation. The plan contains a supplemental benefit account which may provide indexation up to 70% of the annual change of a specified cost-of-living index. Pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

Pension Plan for Management and Professional Employees of TELUS Corporation

This defined benefit pension plan which, subject to certain limited exceptions, ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of our total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees annually can choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best 60 consecutive months.

notes to consolidated financial statements

TELUS Québec Defined Benefit Pension Plan

This contributory defined benefit pension plan, which ceased accepting new participants on April 14, 2009, covers any employee not governed by a collective agreement in Quebec who joined us prior to April 1, 2006, any non-supervisory employee governed by a collective agreement who joined us prior to September 6, 2006, and certain other unionized employees. The plan comprises approximately one-tenth of our total accrued benefit obligation. The plan has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best 60 consecutive months.

Other defined benefit pension plans

In addition to the foregoing plans, we have non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are primarily funded only as benefits are paid.

We have three contributory, non-indexed defined benefit pension plans arising from a pre-merger acquisition, which comprise less than 1% of our total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

Other defined benefit plans

Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and a life insurance plan. The healthcare plan for retired employees and the life insurance plan ceased accepting new participants effective January 1, 1997. In connection with the collective agreement signed in 2005, an external supplier commenced providing a new long-term disability plan effective January 1, 2006. The existing disability income plan will continue to provide payments to previously approved claimants and qualified eligible employees.

Telecommunication Workers Pension Plan

Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Our contributions are determined in accordance with provisions of negotiated labour contracts, the current one of which is in effect until December 31, 2015, and are generally based on employee gross earnings. We are not required to guarantee the benefits or assure the solvency of the plan and are not liable to the plan for other participating employers’ obligations. For the years ended December 31, 2012 and 2011, our contributions comprised a significant proportion of the employer contributions to the union pension plan; similarly, a significant proportion of the plan participants were our active and retired employee participants.

British Columbia Public Service Pension Plan

Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans

We offer two defined contribution pension plans, which are contributory, and are the pension plans that we sponsor that are available to non-unionized and certain unionized employees. Generally, employees annually can choose to contribute to the plans at a rate of between 3% and 6% of their pensionable earnings. We will match 100% of the contributions of employees up to 5% of their pensionable earnings and will match 80% of employee contributions greater than that. Generally, membership in a defined contribution pension plan is voluntary until an employee’s third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution pension plan.

notes to consolidated financial statements

(a)         Defined benefit plans — funded status overview

Information concerning our defined benefit plans, in aggregate, is as follows:

	Pension benefit plans		Other benefit plans
(millions)	2012	2011	2012	2011
Accrued benefit obligation:
Balance at beginning of year	$7,748	$6,958	$75	$75
Current service cost	124	110	—	1
Past service cost	3	—	—	—
Interest cost	345	360	2	2
Actuarial loss (gain) arising from:
Demographic assumptions	(7)	(26)	(7)	(2)
Financial assumptions	667	700	2	4
Benefits paid	(369)	(354)	(5)	(5)
Balance at end of year	8,511	7,748	67	75
Plan assets:
Fair value at beginning of year	6,751	6,765	26	29
Return on plan assets
Expected long-term rate of return on plan assets(1)	453	474	1	1
Actual return on plan assets greater (less) than expected long-term rate of return on plan assets	111	(461)	(1)	—
Contributions
Employer contributions (e)	171	297	2	1
Employees’ contributions	30	30	—	—
Benefits paid	(369)	(354)	(5)	(5)
Fair value at end of year	7,147	6,751	23	26
Effect of asset ceiling limit
Beginning of year	(5)	(5)	(2)	—
Change	—	—	—	(2)
End of year	(5)	(5)	(2)	(2)
Fair value of plan assets at end of year, net of asset ceiling limit	7,142	6,746	21	24
Funded status — plan surplus (deficit)	$(1,369)	$(1,002)	$(46)	$(51)

(1)         See Note 2(b) for significant amendments to the employee benefits accounting standard which are not yet effective and have not yet been applied.

The plan surplus (deficit) is reflected in the Consolidated Statements of Financial Position as follows:

As at December 31 (millions)	2012	2011
Funded status — plan surplus (deficit)
Pension benefit plans	$(1,369)	$(1,002)
Other benefit plans	(46)	(51)
Presented in the Consolidated Statements of Financial Position as:
Other long-term liabilities (Note 24(a))	$(1,415)	$(1,053)

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

notes to consolidated financial statements

(b)         Defined benefit pension plans — details

Expense

Our defined benefit pension plan expense was as follows:

	2012			2011
	Employee benefits	Other comprehensive		Employee benefits	Other comprehensive
Years ended December 31 (millions)	expense	income		expense	income
Recognized in	(Note 7)	(Note 10)	Total	(Note 7)	(Note 10)	Total
Current service cost	$94	$—	$94	$80	$—	$80
Past service cost	3	—	3	—	—	—
Return on plan assets net of interest
Interest cost on accrued benefit obligation	345	—	345	360	—	360
Return on plan assets(1)	(453)	(111)	(564)	(474)	461	(13)
	(108)	(111)	(219)	(114)	461	347
Actuarial loss (gain) arising from:
Demographic assumptions	—	(7)	(7)	—	(26)	(26)
Financial assumptions	—	667	667	—	700	700
	—	660	660	—	674	674
	$(11)	$549	$538	$(34)	$1,135	$1,101

(1)         The return on plan assets included in employee benefits expense reflects management’s expected long-term rate of return, as discussed further in (f). See Note 2(b) for significant amendments to the employee benefits accounting standard which are not yet effective and have not yet been applied.

Experience adjustments

Our defined benefit pension plan experience adjustments were as follows:

As at, or for the years ended, December 31 (millions)	2012	2011	2010	2009	2008
Funded status
Fair value of plan assets	$7,142	$6,746	$6,760	$6,311	$5,649
Accrued benefit obligation	8,511	7,748	6,958	6,376	5,243
Plan surplus (deficit)	$(1,369)	$(1,002)	$(198)	$(65)	$406
Actuarial loss (gain) arising from:(1)
Fair value of plan assets	$(111)	$461	$(169)	$(364)	$1,596
Accrued benefit obligation
Demographic assumptions	(7)	(26)	(32)	61	96
Financial assumptions (f)	667	700	484	930	(1,376)
	660	674	452	991	(1,280)
Net	$549	$1,135	$283	$627	$316

(1)         The actuarial losses (gains) experienced subsequent to December 31, 2009, have been recognized in other comprehensive income, as set out in Note (n) and Note 10.

Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. Our disaggregation of defined benefit pension plan surpluses and deficits at year-end is as follows:

	2012			2011
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status — plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)
Pension plans that have plan assets in excess of accrued benefit obligations	$21	$21	$—	$22	$22	$—
Pension plans that have accrued benefit obligations in excess of plan assets
Funded	8,218	7,121	(1,097)	7,474	6,724	(750)
Unfunded	272	—	(272)	252	—	(252)
	8,490	7,121	(1,369)	7,726	6,724	(1,002)
	$8,511	$7,142	$(1,369)	$7,748	$6,746	$(1,002)

As at December 31, 2012 and 2011, undrawn Letters of Credit secured certain of the unfunded defined benefit pension plans.

notes to consolidated financial statements

Accumulated pension benefit obligations

Accumulated benefit obligations differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. Our disaggregation of defined benefit pension plan accumulated benefit obligations and plan assets at year-end is as follows:

	2012			2011
As at December 31 (millions)	Accumulated benefit obligation	Plan assets	Difference	Accumulated benefit obligation	Plan assets	Difference
Pension plans that have plan assets in excess of accumulated benefit obligations	$562	$577	$15	$516	$540	$24
Pension plans that have accumulated benefit obligations in excess of plan assets
Funded	7,308	6,565	(743)	6,683	6,206	(477)
Unfunded	248	—	(248)	232	—	(232)
	7,556	6,565	(991)	6,915	6,206	(709)
	$8,118	$7,142	$(976)	$7,431	$6,746	$(685)

Future benefit payments

Estimated future benefit payments from our defined benefit pension plans, calculated as at December 31, 2012, are as follows:

Years ending December 31 (millions)
2013	$386
2014	402
2015	416
2016	430
2017	443
2018-2022	2,344

Fair value measurements

Information about the fair value measurements of our defined benefit pension plan assets, in aggregate, is as follows:

			Fair value measurements at reporting date using
	Total		Quoted prices in active markets for identical items		Other
As at December 31 (millions)	2012	2011	2012	2011	2012	2011
Asset class
Equity securities
Canadian	$2,151	$1,998	$1,602	$1,632	$549	$366
Foreign	2,076	1,771	1,481	1,285	595	486
Debt securities
Issued by national, provincial or local governments	1,081	1,346	814	946	267	400
Corporate debt securities	967	692	—	—	967	692
Asset-backed securities	38	38	—	—	38	38
Commercial mortgages	195	253	—	—	195	253
Cash and cash equivalents	222	213	2	1	220	212
Real estate	417	440	33	55	384	385
	7,147	6,751	$3,932	$3,919	$3,215	$2,832
Effect of asset ceiling limit	(5)	(5)
	$7,142	$6,746

As at December 31, 2012, we administered pension and other benefit trusts that held shares of TELUS Corporation that had a fair value of approximately $2 million (2011 — $2 million). As at December 31, 2012 and 2011, pension and other benefit trusts that we administered did not lease real estate to us.

notes to consolidated financial statements

(c)          Other defined benefit plans — details

Expense

Our other defined benefit plan expense was as follows:

	2012			2011
Years ended December 31 (millions)	Employee benefits expense	Other comprehensive income		Employee benefits expense	Other comprehensive income
Recognized in	(Note 7)	(Note 10)	Total	(Note 7)	(Note 10)	Total
Current service cost	$—	$—	$—	$1	$—	$1
Return on plan assets net of interest
Interest cost on accrued benefit obligation	2	—	2	2	—	2
Return on plan assets(1)	(1)	1	—	(1)	—	(1)
	1	1	2	1	—	1
Actuarial loss (gain) arising from:
Demographic assumptions	—	(7)	(7)	—	(2)	(2)
Financial assumptions	—	2	2	—	4	4
	—	(5)	(5)	—	2	2
Change in the effect of limiting net defined benefit assets to the asset ceiling	—	—	—	—	2	2
	$1	$(4)	$(3)	$2	$4	$6

(1)         The return on plan assets included in employee benefits expense reflects management’s expected long-term rate of return, as discussed further in (f). See Note 2(b) for significant amendments to the employee benefits accounting standard which are not yet effective and have not yet been applied.

Disaggregation of other defined benefit plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. Our disaggregation of other defined benefit plan surpluses and deficits at year-end is as follows:

	2012			2011
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status – plan surplus (deficit)
Other benefit plan that has plan assets in excess of accrued benefit obligations	$21	$21	$—	$24	$24	$—
Unfunded other benefit plans that have accrued benefit obligations in excess of plan assets	46	—	(46)	51	—	(51)
	$67	$21	$(46)	$75	$24	$(51)

Future benefit payments

Estimated future benefit payments from our other defined benefit plans, calculated as at December 31, 2012, are as follows:

Years ending December 31 (millions)
2013	$5
2014	5
2015	5
2016	4
2017	4
2018-2022	18

Fair value measurements

As at December 31, 2012 and 2011, we had only one other funded defined benefit plan and it had only one asset, an experience related underwriting agreement, which does not have a fair value determinable by reference to a quoted price in an active market for an identical item.

(d)         Plan investment strategies and policies

Our primary goal for the defined benefit pension plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal is to maximize the long-term rate of return on the defined benefit plans’ assets within a level of risk acceptable to us.

notes to consolidated financial statements

Risk management

We consider absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and the characteristics of the plans’ memberships significantly influence investment strategies and policies. We manage risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types

Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each fund’s required Statement of Investment Policies and Procedures (SIP&P), which is reviewed and approved annually by the designated governing body. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations, 1985’s permitted investments and lending limits. As well as conventional investments, each fund’s SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk, provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in our securities; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, our predecessors. Externally managed funds are permitted to invest in our securities, provided that the investments are consistent with the funds’ mandate and are in compliance with the relevant SIP&P.

Diversification

Our strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (20-30% of total plan assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plan assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plan assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plan assets, hedging of potential long-term inflation and comparatively stable investment income.

Relationship between plan assets and benefit obligations

With the objective of lowering the long-term costs of our defined benefit pension plans, we purposely mismatch plan assets and benefit obligations. This mismatching is effected by including equity investments in the long-term asset mix as well as fixed income securities and mortgages with durations that differ from the benefit obligations.

As at December 31, 2012, the present value-weighted average timing of obligation estimated cash flows (duration) of the defined benefit pension plans was 13.9 years (2011 — 13.6 years) and of the other defined benefit plans was 7.1 years (2011 — 7.0 years).

Compensation for liquidity issues that may have otherwise arisen from the mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investments) and cash flows from dividends, interest and rents from diversified investment holdings.

Asset allocations

Our defined benefit plans’ target asset allocations and actual asset allocations are as follows:

	Pension benefit plans			Other benefit plans
	Target allocation	Percentage of plan assets at end of year		Target allocation	Percentage of plan assets at end of year
	2013	2012	2011	2013	2012	2011
Equity securities	45-60%	59%	56%	—	—	—
Debt securities	35-45%	35%	37%	—	—	—
Real estate	4-8%	6%	7%	—	—	—
Other	0-2%	—	—	100%	100%	100%
		100%	100%		100%	100%

notes to consolidated financial statements

(e)          Employer contributions

The determination of the minimum funding amounts for substantially all of our registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that, in addition to current service costs being funded, both going-concern and solvency valuations be performed on a specified periodic basis.

•                  Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces our minimum funding requirement for current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities, determined on a projected benefit basis.

•                  As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years.

The best estimates of fiscal 2013 employer contributions to our defined benefit plans are approximately $195 million for defined benefit pension plans and $NIL for other defined benefit plans. These estimates are based upon the mid-year 2012 annual funding reports that were prepared by actuaries using December 31, 2011, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2013.

(f)           Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions that are used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits.

Demographic assumptions

We use the 1994 Uninsured Pensioner Mortality Table (UP94 Table) with generational projection for future mortality improvements using Mortality Table Projection Scale AA.

Financial assumptions

The discount rate, which is used to determine a plan’s accrued benefit obligation, is based upon the yield on long-term, high-quality fixed term investments, and is set annually. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations (see Note 2(b)). The rate of future increases in compensation is based upon the current benefits policies and economic forecasts.

The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring our accrued benefit obligations are as follows:

	Pension benefit plans		Other benefit plans
	2012	2011	2012	2011
Discount rate used to determine:
Net benefit costs for the year ended December 31	4.50%	5.25%	4.50%	4.97%
Accrued benefit obligation as at December 31	3.90%	4.50%	3.90%	4.50%
Expected long-term rate of return(1) on plan assets used to determine:
Net benefit costs for the year ended December 31	6.75%	7.00%	2.50%	2.50%
Accrued benefit obligation as at December 31	n.a.	6.75%	n.a.	2.50%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00%	—	—
Accrued benefit obligation as at December 31	3.00%	3.00%	—	—

(1)         The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations (see (d)). Forecasted returns are based upon our ongoing review of trends, economic conditions, data provided by actuaries and updating of underlying historical information. See Note 2(b) for significant amendments to the employee benefits accounting standard which are not yet effective and have not yet been applied.

n.a. – not applicable. Please see Note 2(b).

notes to consolidated financial statements

Sensitivity(1) of key assumptions (years ended, or	Pension benefit plans				Other benefit plans
as at, December 31)	2012		2011		2012		2011
Increase (decrease) (millions)	Change in obligation	Change in expense	Change in obligation	Change in expense	Change in obligation	Change in expense	Change in obligation	Change in expense
Sensitivity of key assumptions to a hypothetical 25 basis point decrease(1) in:
Discount rate	$306	$(1)	$262	$—	$1	$—	$1	$—
Expected long-term rate of return on plan assets		$17		$17		$—		$—
Rate of future increases in compensation	$(31)	$(3)	$(27)	$(4)	$—	$—	$—	$—

(1)     These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 25 basis point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

(g)         Defined contribution plans

Our total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2012	2011
Union pension plan and public service pension plan contributions	$27	$27
Other defined contribution pension plans	43	39
	$70	$66

We expect that our 2013 union pension plan and public service pension plan contributions will be approximately $26 million.

15          property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Assets under finance lease	Other	Land	Assets under construction	Total
At cost
As at January 1, 2011	$22,691	$2,351	$21	$1,550	$49	$438	$27,100
Additions(1)	516	20	1	41	7	887	1,472
Additions arising from business acquisitions (Note 16(e))	—	11	—	7	—	—	18
Dispositions, retirements and other	(220)	(8)	1	(51)	(1)	—	(279)
Reclassifications	779	99	—	75	—	(953)	—
As at December 31, 2011	23,766	2,473	23	1,622	55	372	28,311
Additions(1)	569	21	—	42	—	980	1,612
Additions arising from business acquisitions (Note 16(e))	—	—	—	2	—	—	2
Dispositions, retirements and other	(1,126)	(16)	(17)	(80)	—	—	(1,239)
Reclassifications	795	142	—	38	—	(975)	—
As at December 31, 2012	$24,004	$2,620	$6	$1,624	$55	$377	$28,686
Accumulated depreciation
As at January 1, 2011	$16,555	$1,443	$10	$1,261	$—	$—	$19,269
Depreciation	1,091	121	2	117	—	—	1,331
Dispositions, retirements and other	(218)	(4)	8	(39)	—	—	(253)
As at December 31, 2011	17,428	1,560	20	1,339	—	—	20,347
Depreciation	1,192	126	3	101	—	—	1,422
Dispositions, retirements and other	(1,127)	(12)	(17)	(92)	—	—	(1,248)
As at December 31, 2012	$17,493	$1,674	$6	$1,348	$—	$—	$20,521
Net book value
As at December 31, 2011	$6,338	$913	$3	$283	$55	$372	$7,964
As at December 31, 2012	$6,511	$946	$—	$276	$55	$377	$8,165

(1)         For the year ended December 31, 2012, additions include $49 (2011 — $15) in respect of asset retirement obligations (see Note 19(a)).

notes to consolidated financial statements

The gross carrying amount of fully depreciated property, plant and equipment that was still in use as at December 31, 2012, was $2.9 billion (2011 — $3.0 billion).

As at December 31, 2012, our contractual commitments for the acquisition of property, plant and equipment were $187 million over a period through to 2014 (2011 — $188 million over a period through to 2013).

notes to consolidated financial statements

16          intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts, related customer relationships and leasehold interests	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Acquired brand	Total	Total intangible assets	Goodwill(1)	Total intangible assets and goodwill
At cost
As at January 1, 2011	$245	$137	$2,495	$112	$240	$3,229	$4,867	$7	$4,874	$8,103	$3,936	$12,039
Additions	—	—	39	4	347	390	—	—	—	390	—	390
Additions arising from business acquisitions (e)	—	60	1	—	—	61	—	—	—	61	110	171
Dispositions, retirements and other	—	—	(256)	(23)	—	(279)	—	—	—	(279)	(21)	(300)
Reclassifications	—	—	422	—	(422)	—	—	—	—	—	—	—
As at December 31, 2011	245	197	2,701	93	165	3,401	4,867	7	4,874	8,275	4,025	12,300
Additions	—	—	10	3	405	418	—	—	—	418	—	418
Additions arising from business acquisitions (e)	—	9	33	—	—	42	—	—	—	42	41	83
Dispositions, retirements and other	—	—	(240)	(1)	—	(241)	9	—	9	(232)	—	(232)
Reclassifications	—	—	385	—	(385)	—	—	—	—	—	—	—
As at December 31, 2012	$245	$206	$2,889	$95	$185	$3,620	$4,876	$7	$4,883	$8,503	$4,066	$12,569
Accumulated amortization
As at January 1, 2011	$58	$41	$1,772	$80	$—	$1,951	$—	$—	$—	$1,951	$364	$2,315
Amortization(2)	6	19	431	4	—	460	—	—	—	460	19	479
Dispositions, retirements and other	—	—	(267)	(22)	—	(289)	—	—	—	(289)	(19)	(308)
As at December 31, 2011	64	60	1,936	62	—	2,122	—	—	—	2,122	364	2,486
Amortization	7	21	408	7	—	443	—	—	—	443	—	443
Dispositions, retirements and other	—	—	(242)	(1)	—	(243)	—	—	—	(243)	—	(243)
As at December 31, 2012	$71	$81	$2,102	$68	$—	$2,322	$—	$—	$—	$2,322	$364	$2,686
Net book value
As at December 31, 2011	$181	$137	$765	$31	$165	$1,279	$4,867	$7	$4,874	$6,153	$3,661	$9,814
As at December 31, 2012	$174	$125	$787	$27	$185	$1,298	$4,876	$7	$4,883	$6,181	$3,702	$9,883

(1)   Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

(2)   Includes a goodwill impairment relating to an immaterial Wireline segment subsidiary classified as held for sale at, and disposed of subsequent to, December 31, 2011.

The gross carrying amount of fully amortized intangible assets subject to amortization that were still in use as at December 31, 2012, was $683 million (2011 — $662 million).

As at December 31, 2012, our contractual commitments for the acquisition of intangible assets were $119 million over a period through to 2018 (2011 — $142 million over a period through to 2018).

notes to consolidated financial statements

(b)         Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated for such assets held as at December 31, 2012, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2013	$361
2014	269
2015	171
2016	97
2017	42

(c)          Intangible assets with indefinite lives — spectrum licences

Our intangible assets with indefinite lives include spectrum licences granted by Industry Canada. Industry Canada’s spectrum licence policy terms indicate that the spectrum licences will likely be renewed. We expect our spectrum licences to be renewed every 20 years following a review by Industry Canada of our compliance with licence terms. In addition to current usage, our licensed spectrum can be used for planned and new technologies. As a result of the combination of these significant factors, our spectrum licences are currently considered to have indefinite lives.

(d)         Impairment testing of intangible assets with indefinite lives and goodwill

General

As referred to in Note 1(j), the carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and this test represents a significant estimate for us.

The carrying amounts of intangible assets with indefinite lives and goodwill allocated to each cash-generating unit are as set out in the following table.

	Intangible assets with indefinite lives		Goodwill		Total
As at December 31 (millions)	2012	2011	2012	2011	2012	2011
Wireless	$4,883	$4,874	$2,644	$2,644	$7,527	$7,518
Wireline	—	—	1,058	1,017	1,058	1,017
	$4,883	$4,874	$3,702	$3,661	$8,585	$8,535

The recoverable amounts of the cash-generating units’ assets have been determined based on a value in use calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets given the necessity of making key economic assumptions about the future.

We validate our value in use calculation results through the use of the market-comparable approach and analytical review of industry facts and facts that are specific to us. The market-comparable approach uses current (at time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, we ensure that the combination of the valuations of the cash-generating units is reasonable based on our current (at time of test) market values.

Key assumptions

The value in use calculation uses discounted cash flow projections which employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples. We consider a range of reasonably possible amounts to use for key assumptions and decide upon amounts that represent management’s best estimates. In the normal course, we make changes to key assumptions to reflect current (at time of test) economic conditions, updating of historical information used to develop the key assumptions and changes (if any) in our debt ratings.

The cash flow projection key assumptions are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2012 annual test purposes, at a consolidated pre-tax notional rate of 9.06% (2011 — 9.39%). For impairment testing valuation purposes, the cash flows subsequent to the three-year projection period are extrapolated, for December 2012 annual test purposes, using perpetual growth rates of 1.75% (2011 — 1.75%) for the wireless cash-generating unit and 0.50% (2011 — zero) for the wireline cash-generating unit; these growth rates do not exceed the observed long-term average growth rates for the markets in which we operate.

We believe that any reasonably possible change in the key assumptions on which the calculation of our cash-generating units’ recoverable amounts is based would not cause the cash-generating units’ carrying amounts (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) to exceed their notes to consolidated financial statements

recoverable amounts. If the future were to adversely differ from management’s best estimate of key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our intangible assets with indefinite lives and goodwill.

Sensitivity testing

Sensitivity testing was conducted as a part of the December 2012 annual test. A component of the sensitivity testing was a break-even analysis. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in our continuing to be able to recover the carrying value of our intangible assets with indefinite lives and goodwill for the foreseeable future.

(e)         Business acquisitions

TELUS-branded wireless dealership businesses

During the years ended December 31, 2012 and 2011, we acquired 100% ownership of certain TELUS-branded wireless dealership businesses. There was no contingent consideration in the transactions. The investments were made with a view to enhancing our distribution of wireless products and customer services across Western Canada. The 2012 acquisitions were immaterial in total.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the acquired workforce; and the benefits of acquiring established businesses in multiple locations). Approximately $NIL was assigned to goodwill during the year ended December 31, 2012 (2011 — $16 million), and may be deductible for tax purposes.

Other

During the year ended December 31, 2012, we acquired businesses complementary to our existing lines of business; with the exception of one acquisition of 55% of the shares of a business, all acquisitions were for 100% ownership. There was $1 million of contingent consideration recorded in association with the transactions; payment of contingent consideration is dependent upon achievement of revenue and key employee retention targets through 2014.

In respect of the 55% acquired business, we concurrently provided two written put options to the remaining selling shareholder: the first of these is for 40% of the shares and would become exercisable December 31, 2015, if certain business metrics are achieved; and the second of these is for the remaining 5% of the shares, and would become exercisable no later than 18 months after the exercise of the first written put option. The first and second written put options set out that the share pricing methodology will be dependent upon the future earnings and market value, respectively, of the acquired business. The acquisition-date fair value of the puttable shares held by the non-controlling shareholder has been recorded as a provision, as further discussed in Note 19(a). Also concurrent with our acquisition of the initial 55% economic interest, the non-controlling shareholder provided us with two purchased call options, which substantially mirror the written put options except that we can exercise our first purchased call option prior to December 31, 2015, if certain business financial metrics are exceeded.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the low degree of tangible assets relative to the earnings capacity of the businesses; expected synergies; the benefits of acquiring established businesses with certain capabilities in the industry; and the geographic locations of the acquired businesses). A portion of the amount assigned to goodwill may be deductible for tax purposes.

Transactel (Barbados) Inc.

During the year ended December 31, 2011, we acquired control of Transactel (Barbados) Inc., a business process outsourcing and call centre company with facilities in two Central American countries. The investment was made with a view to enhancing our business process outsourcing capacity, particularly regarding Spanish-language capabilities, and acquiring multi-site redundancy in support of other facilities.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquiree in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the assembled workforce; the established operation with certain capabilities in the industry; and the geographic location of the acquiree). The amount assigned to goodwill is not expected to be deductible for tax purposes.

notes to consolidated financial statements

Our investment in Transactel (Barbados) Inc. is summarized as follows:

	Interest in Transactel (Barbados) Inc. attributable to:
	Common Shares		Non-controlling interest(2)		Total
($ in millions)		Economic interest		Economic interest		Economic interest
December 2008 tranche
Cash	$19
Contingent consideration	10
	29	29.99%
January 2011 tranche	20	21.01%
Equity accounting adjustments through February 1, 2011	(2)
	47	51.00%
Gain on 51% interest re-measured at acquisition-date fair value	16
Relative acquisition-date (February 1, 2011) fair values	63	51.00%	$60	49.00%	$123	100.00%
May 2011 equity transaction(1)	56	44.00%	(56)	(44.00)%	—	—
	$119	95.00%	$4	5.00%	$123	100.00%

(1)         The difference between the amount we paid for the incremental 44% economic interest and the associated proportionate share of the non-controlling interest in the net assets of Transactel (Barbados) Inc. was recorded as a credit to retained earnings in the Consolidated Statements of Changes in Owners’ Equity.

(2)         The non-controlling interest at December 31, 2012 and 2011, is included in the Consolidated Statements of Financial Position as a non-current provision due to the provision of a written put option for the 5% economic interest we did not own.

The acquisition was effected as follows:

•                  On December 22, 2008, we acquired an initial 29.99% economic interest in Transactel (Barbados) Inc. for $19 million cash. Contingent consideration payable was dependent upon Transactel (Barbados) Inc. earnings for the year ended December 31, 2011. We initially accounted for our investment in Transactel (Barbados) Inc. using the equity method.

•                  On January 7, 2011, we exercised our first purchased call option (obtained December 22, 2008) to acquire an additional 21.01% economic interest in Transactel (Barbados) Inc. from the vendor for $20 million cash.

Upon such exercise, we continued to account for our resulting direct 51% economic interest in Transactel (Barbados) Inc. using the equity method. Although we had the right to elect a simple majority of the board of directors at the direct 51% economic interest level, the vendor’s remaining direct 49% economic interest effectively had a veto right over the strategic operating, investing and financing policies of Transactel (Barbados) Inc. and thus we did not have the control necessary to apply consolidation accounting.

•                  Subsequently in the first quarter of 2011, Transactel (Barbados) Inc. achieved the business growth target necessary to allow us to exercise our second purchased call option (also obtained December 22, 2008) and we asserted our control effective February 1, 2011 (the acquisition date). The effects of the exercise included that we:

•                  accounted for our 51% economic interest in Transactel (Barbados) Inc. on a consolidated basis (as the vendor no longer had an effective veto over the strategic operating, investing and financing policies) and included Transactel (Barbados) Inc.’s results in our Wireline segment effective February 1, 2011;

•                  were required to re-measure our pre-acquisition 51% economic interest at the acquisition-date fair value, resulting in the recognition of a gain of $16 million (see Note 6) (such gain being net of a contingent consideration liability estimate of $10 million; concurrent with preparing our 2011 financial statements, the contingent consideration liability was confirmed at $9 million, as discussed further in Note 19(a), and the gain was thus revised to $17 million);

•                  were required to initially measure the non-controlling interest’s 49% economic interest at acquisition-date fair value, resulting in an increase of $60 million in the non-controlling interest; and

•                  recorded, in the second quarter of 2011, a post-acquisition equity transaction with the vendor for the incremental 44% economic interest for $51 million cash.

Concurrent with acquiring the incremental 44% economic interest, we provided a written put option to the vendor. This third written put option becomes exercisable on December 22, 2015, and allows the vendor to put the remaining 5% economic interest to us (our effective interest in Transactel (Barbados) Inc. would become 100%). The written put option sets out that the pricing methodology is to use an independent party that will apply common practice valuation techniques. Also concurrently, the vendor has provided us with a purchased call option which substantially mirrors the  third written put option.

notes to consolidated financial statements

Acquisition-date fair values

The acquisition-date fair values assigned to assets acquired and liabilities assumed are as set out in the following table:

	2012	2011
	Individually immaterial acquisitions(1)	Transactel (Barbados) Inc.	TELUS-branded wireless dealership businesses
Years ended December 31	Various	February 1,	Various
As at (millions)	2012	2011	2011
Assets
Current assets
Cash	$2	$—	$—
Accounts receivable(2)	4	25	2
Other	—	5	1
	6	30	3
Non-current assets
Property, plant and equipment	2	12	6
Intangible assets
Intangible assets subject to amortization(3)
Customer contracts, customer relationships (including those related to customer contracts) and leasehold interests	9	21	39
Software	33	1	—
	42	22	39
Deferred income taxes	—	—	2
Total non-current assets	44	34	47
Total identifiable assets acquired	50	64	50
Liabilities
Current liabilities	5	13	5
Non-current liabilities
Other long-term liabilities	—	—	1
Deferred income taxes	2	—	1
Total non-current liabilities	2	—	2
Total liabilities assumed	7	13	7
Net identifiable assets acquired	43	51	43
Goodwill	41	72	38
Net assets acquired	$84	$123	$81
Acquisition effected by way of:
Cash consideration	$46	$—	$81
Accrued liabilities	5	—	—
Non-current provisions	31	—	—
Re-measured pre-acquisition interest at acquisition-date fair value(4)	2	63	n.a.
	84	63	81
Non-controlling interest measured at fair value(5)	n.a.	60	n.a.
	$84	$123	$81

(1)         Including TELUS-branded wireless dealership businesses.

(2)         The fair value of the accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(3)         The customer contracts and related customer relationships and the software acquired in conjunction with Transactel (Barbados) Inc. are being amortized over periods of six years and three years, respectively. The customer contracts, related customer relationships and leasehold interests acquired in conjunction with the TELUS-branded wireless dealership and other businesses are being amortized over a period of six years; software acquired is being amortized over a period of five years.

(4)         In respect of individually immaterial transactions in 2012, re-measurement of our previously held interest resulted in the recognition of an acquisition-date gain of less than $1.

In respect of Transactel (Barbados) Inc., re-measurement of our previously held 51% economic interest resulted in the recognition of an acquisition-date gain of $16 which is included in our Consolidated Statements of Income and Other Comprehensive Income as a component of Other operating income (see Note 6). The previously held 51% economic interest was comprised of an initial 29.99% acquired December 22, 2008, and a 21.01% economic interest obtained January 7, 2011.

The acquisition-date fair value of our 51% interest included the recognition of $10 for contingent consideration, which was contractually based upon a multiple of an estimate of Transactel (Barbados) Inc. fiscal 2011 earnings in excess of a threshold amount.

Concurrent with preparing our 2011 financial statements, the contingent consideration liability was confirmed at $9, as discussed further in Note 19(a), and the gain was thus revised to $17.

(5)         The remaining non-controlling interest, representing a 49% economic interest, had a fair value of $60 as of February 1, 2011 (acquisition-date fair value). The non-controlling interest fair value (the recorded amount of which is based upon net assets acquired) was determined by discounted cash flows. The fair value estimate is based upon: a going-concern basis; market participant synergies; a perpetuity terminal value based on sustaining cash flows; and costs (taxes) associated with future repatriation of funds.

n.a. — not applicable

notes to consolidated financial statements

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal years presented.

Years ended December 31	2012		2011
(millions except per share amounts)	As reported(1)	Pro forma(2)	As reported	Pro forma(2)
Operating revenues	$10,921	$10,934	$10,397	$10,424
Net income	$1,318	$1,318	$1,215	$1,212
Net income per Common Share and Non-Voting Share
– Basic	$4.05	$4.05	$3.76	$3.75
– Diluted	$4.03	$4.03	$3.74	$3.73

(1)         Operating revenues and net income (loss) for the year ended December 31, 2012, include $21 and $(1), respectively, in respect of the acquired businesses.

(2)         Pro forma amounts for the years ended December 31, 2012 and 2011, reflect the acquired businesses. The results of the acquired businesses have been included in our Consolidated Statements of Income and Other Comprehensive Income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

17          real estate joint venture

(a)         General

In the first quarter of 2011, we announced that we had partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. The project will result in us, as one of the tenants, having new national headquarters. The new-build office tower, scheduled for completion in 2014, is to be built to the 2009 Leadership in Energy and Environmental Design (LEED) Platinum standard and the neighbouring new-build residential condominium tower, scheduled for completion in 2015, is to be built to the LEED Gold standard.

(b)         Real estate joint venture summarized financial information

As at December 31 (millions)	2012
ASSETS
Current assets
Cash and temporary investments, net	$5
Sales contract deposits held by arm’s-length trustee	26
Other	6
37
Non-current assets
Property under development
Office	57
Residential condominiums (subject to sales contracts)	52
109
$146
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$7
Non-current liabilities
Sales contract deposits held by arm’s-length trustee	26
Construction credit facilities	54
Construction holdback liabilities	1
Other financial liabilities(1)	18
Liabilities	106
Owners’ equity
TELUS(2)	20
Other partner	20
40
$146

(1)         Non-current other financial liabilities are due to us; such amounts are non-interest bearing, are secured (as set out in (c) following), are payable in cash and are due subsequent to repayment of construction credit facilities.

(2)         The equity amount recorded by the real estate joint venture differs from that recorded by us by the amount of the deferred gain on our real estate contributed (as set out in (c) following).

notes to consolidated financial statements

During the year ended December 31, 2012, the real estate joint venture capitalized $3 million of financing costs.

(c)          Our transactions with the real estate joint venture

	2012
Year ended December 31 (millions)	Loans and receivables; other	Equity	Total
Related to real estate joint venture statement of income and other comprehensive income
Comprehensive income (loss) attributable to us	$—	$(2)	$(2)
Related to real estate joint venture statement of financial position
Items not affecting currently reported cash flows
Our real estate contributed	11	28	39
Deferral of gain on our remaining interest in our real estate contributed	—	(9)	(9)
Financing costs charged by us, excluding those arising from construction credit facilities	1	—	1
Cash flows in the currently reported period
Construction credit facilities
Amounts advanced	27	—	27
Financing costs paid to us	(1)	—	(1)
Funds we advanced(1) or contributed, excluding construction credit facilities	18	28	46
Cash repayment of loans and receivables, excluding construction credit facilities	(12)	—	(12)
Cash distribution	—	(18)	(18)
Cash payment arising from joint venture capital account rebalancing	—	(16)	(16)
	44	13	57
Net increase in account with real estate joint venture and balance, end of period	$44	$11	$55
Account with real estate joint venture
Non-current assets(2)	$45	$11	$56
Current and non-current liabilities	(1)	—	(1)
	$44	$11	$55

(1)         As security for the non-interest bearing note underlying the funds advanced during the three-month period ended June 30, 2012, we have an $18 mortgage on the residential condominium tower and such mortgage is subordinate to the construction financing security. The note is to be repaid prior to any unit sales-related distributions to the owners arising from the residential condominium tower, excepting repayment of construction credit facilities.

(2)     Non-current loans and receivables are included in our Consolidated Statements of Financial Position as Other long-term assets.

(d)         Commitments and contingent liabilities

Construction commitment

The real estate joint venture is expected to spend a combined total of approximately $470 million on the construction of an office tower and a residential condominium tower. Construction activity has commenced on both the office tower and the residential condominium tower. As at December 31, 2012, the real estate joint venture’s construction-related contractual commitments were approximately $150 million through to 2015.

Operating lease

In the first quarter of 2012, as one of the future office tower tenants, we entered into a 20-year operating lease for our new national headquarter premises with the real estate joint venture at market rates. The future minimum lease payments under this lease are as follows:

Years ending December 31 (millions)	Rent	Occupancy costs	Gross
2013	$—	$—	$—
2014	—	—	—
2015	6	4	10
2016	6	4	10
2017	6	4	10
Thereafter	121	79	200
Total future minimum lease payments as at December 31, 2012(1)	$139	$91	$230

(1)         The amounts in this table have been included with the corresponding amounts in Note 22(a).

Construction credit facilities

In the third quarter of 2012, the real estate joint venture signed definitive credit agreements with two Canadian financial institutions (as 50% lender) and TELUS Corporation (as 50% lender) to provide approximately $413 million of construction financing for the TELUS Garden project. The facilities contain customary real estate construction financing notes to consolidated financial statements

representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

Other

We are to receive 50% of the earnings from the sale of residential condominium tower units in excess of the first $18 million of earnings; we are to receive 25% of the first $18 million of earnings and the arm’s-length co-owner is to receive 75%.

We have guaranteed the payment of 50% of the real estate joint venture’s construction credit facility carrying costs and costs to complete. We have also provided an environmental indemnity in favour of the construction lenders. If we pay out under such guarantee or indemnity because the arm’s-length co-owner has not paid its pro rata share of project costs, then we have recourse options available, including against the arm’s-length co-owner’s interest in the real estate joint venture.

As at December 31, 2012, we had no liability recorded in respect of real estate joint venture obligations and guarantees.

18          short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc. (see Note 23(a)), entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain trade receivables up to a maximum of $500 million (2011 — $500 million). This revolving-period securitization agreement’s current term ends August 1, 2014. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2012, we had transferred, but continued to recognize, trade receivables of $454 million (2011 — $456 million). Short-term borrowings of $400 million (2011 — $400 million) are comprised of amounts loaned to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) comprised amounts drawn on our bilateral bank facilities.

19          provisions

(a)         General

(millions)	Regulatory	Asset retirement obligation	Employee related (b)	Other (b)	Total
As at January 1, 2011	$104	$85	$105	$32	$326
Addition	—	—	20	101	121
Use	(104)	—	(73)	(52)	(229)
Reversal	—	—	(15)	(12)	(27)
Interest effect(1)	—	19	—	—	19
As at December 31, 2011	—	104	37	69	210
Addition	—	2	40	48	90
Use	—	(2)	(41)	(36)	(79)
Reversal	—	—	(2)	—	(2)
Interest effect(1)	—	52	—	—	52
As at December 31, 2012	$—	$156	$34	$81	$271
Current	$—	$3	$36	$49	$88
Non-current	—	101	1	20	122
As at December 31, 2011	$—	$104	$37	$69	$210
Current	$—	$3	$33	$13	$49
Non-current	—	153	1	68	222
As at December 31, 2012	$—	$156	$34	$81	$271

(1)         The difference, if any, between the interest effect in this table and the amount disclosed in Note 8, is in respect of any change in the discount rate applicable to the provision, such difference being included in the cost of the associated asset(s).

notes to consolidated financial statements

Regulatory

In 2002, the CRTC issued Decisions 2002-34 and 2002-43 which resulted in the creation of non-high cost serving area deferral accounts. The deferral account arises from the CRTC requiring us to defer the statement of income and other comprehensive income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. In order to extinguish the deferral account liability, we will be: expanding broadband services in our incumbent local exchange carrier territories to rural and remote communities; enhancing accessibility to telecommunications services for individuals with disabilities; and rebating the balance of the deferral account to local residential customers in non-high cost serving areas. The CRTC rendered its final decision on the use of the deferral account in August 2010. The decision required $54 million in customer rebates to be effected by February 2011, and the remaining $111 million is to be applied to providing broadband services and initiatives for the disabled, both of which are to be completed by 2014. The amounts used, rebated, to be applied in the next 12 months or for which the timing or amount are no longer uncertain are reflected in the table above as a use.

Asset retirement obligation

We recognize liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these long-term assets are retired.

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in (b) following). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Other

The provision for other includes legal disputes and non-employee related restructuring activities (as discussed further in (b) following), as well as written put options related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate, multi-year period.

As discussed further in Note 22(c), we are involved in a number of legal disputes and are aware of certain other possible legal disputes. In respect of legal disputes, we have established provisions, when warranted, after taking into account legal assessment, information presently available, and the expected availability of insurance or other recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

As discussed further in Note 16(e), we incurred a liability for contingent consideration in connection with acquiring an initial 29.99% economic interest in Transactel (Barbados) Inc. in December 2008; as at December 31, 2011, the timing and amount of the contingent consideration were no longer uncertain and thus the amount that was to be paid is reflected in the table above as a use and the difference of $1 million is reflected as a reversal. Also as discussed in Note 16(e), we have provided written put options in respect of non-controlling interests; cash outflows are not expected to occur prior to initial exercisability of the written put options in December 2015.

(b)         Restructuring

Employee related provisions and other provisions, in (a) preceding, include amounts in respect of restructuring activities. In 2012, restructuring activities included ongoing efficiency initiatives such as:

•                  simplifying or automating processes to achieve operating efficiencies, which includes workforce reductions;

•                  simplifying organizational structures through consolidation of functions and reducing organizational layers;

•                  consolidating administrative real estate to create a smaller environmental footprint through mobile working, encouraging less inter-city travel, reduced daily commutes, and use of reduced real estate space, which includes vacating premises; and

•                  decommissioning uneconomic services and products.

notes to consolidated financial statements

	2012			2011
Years ended December 31 (millions)	Employee related(1)	Other(1)	Total(1)	Employee related(1)	Other(1)	Total(1)
Restructuring costs
Addition
Workforce
Voluntary	$15	$—	$15	$7	$—	$7
Involuntary	25	—	25	11	—	11
Other	—	10	10	—	22	22
Reversal
Workforce
Involuntary	(2)	—	(2)	—	—	—
Voluntary	—	—	—	(5)	—	(5)
	38	10	48	13	22	35
Use
Workforce
Voluntary	21	—	21	45	—	45
Involuntary and other	20	—	20	27	—	27
Other	—	11	11	—	11	11
	41	11	52	72	11	83
Expenses greater (less) than disbursements	(3)	(1)	(4)	(59)	11	(48)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	36	27	63	95	16	111
Balance, end of period	$33	$26	$59	$36	$27	$63

(1)         The transactions and balances in this column are included in, and thus are a subset of, the transactions and balances in the columns with the same caption in (a) preceding.

These initiatives were intended to improve our long-term operating productivity and competitiveness. We expect that substantially all of the cash outflows in respect of the balance accrued as at the financial statement date will occur within twelve months thereof.

20          long-term debt

(a)         Details of long-term debt

As at December 31 ($ in millions)
Series	Rate of interest		Maturity	2012	2011
TELUS Corporation Notes
CB	5.00	%(1)	June 2013	$300	$300
CC	4.50	%(1)	March 2012	—	300
CD	4.95	%(1)	March 2017	693	692
CE	5.95	%(1)	April 2015	499	498
CF	4.95	%(1)	May 2014	699	698
CG	5.05	%(1)	December 2019	992	991
CH	5.05	%(1)	July 2020	994	993
CI	3.65	%(1)	May 2016	596	595
CJ	3.35	%(1)	March 2023	496	—
				5,269	5,067
TELUS Corporation Commercial Paper	1.14%		Through March 2013	245	766
TELUS Communications Inc. Debentures
2	11.90	%(1)	November 2015	125	124
3	10.65	%(1)	June 2021	174	174
5	9.65	%(1)	April 2022	245	245
B	8.80	%(1)	September 2025	198	198
				742	741
Long-Term Debt				$6,256	$6,574
Current				$545	$1,066
Non-current				5,711	5,508
Long-Term Debt				$6,256	$6,574

(1)         Interest is payable semi-annually.

notes to consolidated financial statements

(b)         TELUS Corporation notes

General

The notes are our senior, unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on our ability and the ability of certain of our subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

				Principal face amount		Redemption
Series	Issued	Maturity	Issue price	Originally issued	Outstanding at financial statement date	present value spread (basis points)
5.00% Notes, Series CB	May 2006	June 2013	$998.80	$300 million	$300 million	16	(1)
4.95% Notes, Series CD	March 2007	March 2017	$999.53	$700 million	$700 million	24	(1)
5.95% Notes, Series CE(2)	April 2008	April 2015	$998.97	$500 million	$500 million	66	(1)
4.95% Notes, Series CF(2)	May 2009	May 2014	$999.96	$700 million	$700 million	71	(1)
5.05% Notes, Series CG(2)	December 2009	December 2019	$994.19	$1.0 billion	$1.0 billion	45.5	(1)
5.05% Notes, Series CH(2)	July 2010	July 2020	$997.44	$1.0 billion	$1.0 billion	47	(1)
3.65% Notes, Series CI(2)	May 2011	May 2016	$996.29	$600 million	$600 million	29.5	(1)
3.35% Notes, Series CJ(2)	December 2012	March 2023	$998.83	$500 million	$500 million	40	(3)

(1)         The notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)         This series of notes requires us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(3)         At any time prior to December 15, 2022, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after December 15, 2022, the notes are redeemable at our option, in whole, but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount thereof.

2011 Cross Currency Interest Rate Swap Agreements

With respect to the 2011 (U.S. Dollar) Notes, which were repaid during fiscal 2011, we entered into cross currency interest rate swap agreements concurrent with the debt issuance in 2001 which effectively converted the principal repayments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 8.493% and an effective fixed economic exchange rate of $1.5327. The counterparties of the swap agreements were highly rated financial institutions and we did not anticipate any non-performance. We did not require collateral or other security from the counterparties due to our assessment of their creditworthiness.

(c)          TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, that is backstopped by our $2.0 billion syndicated credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.2 billion, which is to be used for general corporate purposes, including capital expenditures and investments. Commercial paper debt is due within one year and is classified as a current portion of long-term debt as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year.

(d)         TELUS Corporation credit facility

TELUS Corporation has an unsecured, revolving $2.0 billion bank credit facility, expiring on November 3, 2016, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstop of commercial paper.

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. The financial ratio tests are that we may not permit our net debt to operating cash flow ratio to exceed 4.0:1 and may not permit our operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

notes to consolidated financial statements

As at December 31 (millions)	2012	2011
Net available	$1,755	$1,234
Backstop of commercial paper	245	766
Gross available	$2,000	$2,000

In addition to the ability to provide letters of credit pursuant to our $2.0 billion bank credit facility, we have $120 million (2011 — $115 million) of letter of credit facilities expiring mid-2013, of which $120 million was utilized at December 31, 2012 (2011 — $115 million).

(e)          TELUS Communications Inc. debentures

The outstanding Series 1 through 5 debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990, and are non-redeemable.

The outstanding Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. They are redeemable at our option, in whole at any time, or in part from time to time, on not less than 30 days’ notice at the higher of par and the price calculated to provide the Government of Canada Yield plus 15 basis points.

Pursuant to an amalgamation on January 1, 2001, the Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants, including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

(f)           Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at December 31, 2012, for each of the next five fiscal years are as follows:

Years ending December 31 (millions)
2013	$545
2014	700
2015	625
2016	600
2017	700
Thereafter	3,124
Future cash outflows in respect of long-term debt principal repayments	6,294
Future cash outflows in respect of associated interest and like carrying costs(1)	1,949
Undiscounted contractual maturities (Note 4(c))	$8,243

(1)         Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2012.

21          Common Share and Non-Voting Share capital

As at December 31, 2012 and 2011, our authorized share capital consisted of one billion no par value shares of each of the following classes: First Preferred Shares; Second Preferred Shares; Common Shares; and Non-Voting Shares. Only holders of Common Shares may vote at our general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. Non-Voting Shares have conversion rights in certain instances, such as if there are changes in Canadian telecommunications, radiocommunication and broadcasting regulations so that there is no restriction on non-Canadians owning or controlling our Common Shares. In that instance, shareholders have the right to convert their Non-Voting Shares into Common Shares on a one-for-one basis, and we have the right to require conversion on the same basis.

With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares and Non-Voting Shares participating equally, without preference or distinction.

As at December 31, 2012, approximately 27 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans (see Note 13(b)).

On February 21, 2012, we announced a proposal which contemplated a court-approved plan of arrangement under the Business Corporations Act (British Columbia) providing for, among other things, the conversion of all outstanding notes to consolidated financial statements

Non-Voting Shares into Common Shares on a one-for-one basis and the removal of the Non-Voting Shares from our authorized share structure pursuant to an amendment to our Articles.

•                  On April 10, 2012, Mason Capital Management LLC (Mason) submitted an Alternative Monthly Reporting System Report which disclosed that funds managed by Mason beneficially owned approximately 32.7 million Common Shares (18.7% of the class) and approximately 0.6 million Non-Voting Shares, while Mason, together with its joint actors, had obligations under securities lending arrangements to return to lenders approximately 11.0 million Common Shares and 21.7 million Non-Voting Shares. Mason also disclosed in the filing that they intended to vote against our proposal.

•                  On May 8, 2012, we announced that we were withdrawing the initial proposal but that we remained committed to collapsing our dual class structure on a one-for-one basis in due course.

•                  On August 2, 2012, Mason, through CDS, the Canadian Depository for Securities, submitted a requisition for a general meeting of common shareholders to establish amongst other matters conditions under which any future share conversion could be completed.

•                  On August 21, 2012, we announced a new proposal which involved a court-approved plan of arrangement that provided for a one-time exchange of all of the issued and outstanding Non-Voting Shares for Common Shares on a one-for-one basis and no amendments to our Articles. Approval of the new proposal would be subject to a simple majority of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class.

•                  On October 15, 2012, we obtained an Order from the Supreme Court of British Columbia directing that the meeting to consider our new proposal and the resolutions described in Mason’s meeting requisition proceed jointly on October 17, 2012.  At the joint meeting, we announced that our plan of arrangement obtained the necessary approvals from the holders of Common Shares and holders of Non-Voting Shares and that Mason’s resolutions had not obtained the necessary approvals. From November 7 to 9, 2012, the Supreme Court of British Columbia held a hearing to consider the fairness of our new proposal and various appeals raised by Mason.

•                  On December 18, 2012, the Supreme Court of British Columbia approved our proposal and dismissed all appeals raised by Mason.  Mason filed a notice to appeal this decision and obtained a stay preventing completion of the plan of arrangement.

•                  On January 25, 2013, Mason and ourselves agreed to abandon all litigation, allowing the share exchange to be completed effective February 4, 2013. The agreement did not involve the payment of funds to either party.

•                  The effective time of the plan of arrangement is February 4, 2013, 12:01 a.m. Pacific Standard Time.

22          commitments and contingent liabilities

(a)         Leases

We occupy leased premises in various locations and have land, buildings and equipment under operating leases. As set out in Note 19(b), we have consolidated administrative real estate and, in some instances, this has resulted in subletting land and buildings. The future minimum lease payments under operating leases are as follows:

	Operating lease payments					Operating lease receipts
	Land and buildings(1)			Vehicles and		from sublet
Years ending December 31 (millions)	Rent	Occupancy costs	Gross	other equipment	Total	land and buildings
2013	$186	$92	$278	$15	$293	$14
2014	172	88	260	8	268	16
2015	165	89	254	6	260	21
2016	141	77	218	4	222	10
2017	116	71	187	1	188	7
Thereafter	738	486	1,224	—	1,224	34
Total future minimum lease payments as at December 31, 2012	$1,518	$903	$2,421	$34	$2,455	$102

(1)         As set out in Note 17(d), we entered into a lease for our new national headquarters premises with the real estate joint venture, and the associated amounts have been included in this table.

notes to consolidated financial statements

	Operating lease payments					Operating lease receipts
	Land and buildings			Vehicles and		from sublet
Years ending December 31 (millions)	Rent	Occupancy costs	Gross	other equipment	Total	land and buildings
2012	$179	$92	$271	$16	$287	$11
2013	165	88	253	8	261	14
2014	151	80	231	4	235	21
2015	136	76	212	3	215	20
2016	123	73	196	1	197	18
Thereafter	665	466	1,131	—	1,131	82
Total future minimum lease payments as at December 31, 2011	$1,419	$875	$2,294	$32	$2,326	$166

Of the gross amount in respect of land and buildings as at December 31, 2012:

•                  approximately 52% (2011 — 56%) of this amount was in respect of our five largest leases, all of which were for office premises over various terms, with expiry dates that range from 2022 to 2034 (2011 — range from 2016 to 2026).

•                  approximately 18% (2011 — 17%) of this amount was in respect of wireless site leases; the weighted average length of the leases, which have various terms, is 7 years (2011 — 7 years).

(b)         Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. In some cases, these indemnifications would require us to compensate the indemnified parties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the transaction, historically we have not made significant payments under these indemnifications.

In connection with the 2001 disposition of our directory business, we agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. Our proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurs.

See Note 17 for details regarding our guarantees to the TELUS Garden real estate joint venture.

As at December 31, 2012, we had no liability recorded in respect of indemnification obligations.

(c)          Claims and lawsuits

General

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, both at the trial and the appeal level; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, with the exception of the following items.

Certified class actions

Certified class actions against us include a class action brought in August 2004, in Saskatchewan, against a number of past and present wireless service providers including us. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks direct and punitive damages in an unspecified amount. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench. Our appeal of the certification order was dismissed on November 15, 2011. An application for leave to appeal this decision to the Supreme Court of Canada was denied on June 28, 2012. Since the enactment of opt-out class action legislation in Saskatchewan, plaintiffs’ counsel applied to certify a new national class in Saskatchewan making substantially the same allegations. That application was notes to consolidated financial statements

stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. The plaintiff’s application for leave to appeal the stay was heard on November 14, 2012, and the decision was reserved. In late 2011, a further class action relating to system access fees was filed in British Columbia; this action is not yet certified. We believe that we have good defences to these actions.

Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuits.

Uncertified class actions

Uncertified class actions against us include: a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including us have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges; a 2008 class action brought in Ontario alleging that we have misrepresented our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute; and a 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless service rates. The plaintiffs in these actions seek direct and punitive damages and other relief. We are assessing the merits of these claims but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Intellectual property infringement claims

Claims and possible claims received by us include notice of one claim that certain wireless products used on our network infringe two third-party patents. We are assessing the merits of this claim but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

23                      related party transactions

(a)         Investments in significant controlled entities

		2012	2011
As at December 31	Country of incorporation	Per cent of equity held by immediate parent
Parent entity
TELUS Corporation	Canada
Controlled entities
TELUS Communications Inc.	Canada	100%	100%
TELE-MOBILE COMPANY	Canada	100%	100%
TELUS Communications Company	Canada	100%	100%

(b)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

Years ended December 31 (millions)	2012	2011
Short-term benefits	$11	$9
Post-employment pension(1) and other benefits	6	3
Share-based compensation(2)	21	16
	$38	$28

(1)         Our Executive Leadership Team members are either: members of our Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans; or members of one of our defined contribution pension plans.

(2)         For the year ended December 31, 2012, share-based compensation is net of $4 (2011 — $2) of effects of derivatives used to manage share-based compensation costs (Note 13(b)-(c)).

As disclosed in Note 13, we made awards of share-based compensation in fiscal 2012 and 2011. In respect of our key management personnel, for the year ended December 31, 2012, the total fair value, at date of grant, of restricted stock units awarded was $16 million (2011 — $15 million); no share options were awarded to our key management personnel in fiscal 2012 or 2011. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the fiscal 2012 and 2011 awards are included in the amounts in the table above.

notes to consolidated financial statements

During the year ended December 31, 2012, key management personnel exercised 703,943 share options (2011 – 736,908 share options) which had an intrinsic value of $17 million (2011 – $8 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $58.61 (2011 – $50.48).

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at December 31 (millions)	2012	2011
Restricted stock units	$18	$12
Deferred share units(1)	26	22
	$44	$34

(1)         Our Directors’ Deferred Share Unit Plan (formerly the Directors Share Option and Compensation Plan) provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Non-Voting Shares (Common Shares, effective February 4, 2013 — see Note21) or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, TELUS’ Common Shares and Non-Voting Shares (Common Shares, effective February 4, 2013). Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the year ended December 31, 2012, $3 (2011 - $3) was paid out.

Our key management personnel receive telecommunications services from us, which are immaterial and domestic in nature.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: 18 months (24 months for the Chief Executive Officer) of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in lieu of an annual cash bonus (other than for the Chief Executive Officer, who would receive twice the average of the preceding three years’ annual cash bonus). In the event of a change in control (as defined), the Executive Leadership Team members are not entitled to treatment any different than our other employees with respect to unvested share-based compensation, other than the Chief Executive Officer, whose unvested share-based compensation would immediately vest.

(c)          Transactions with defined benefit pension plans

During the year ended December 31, 2012, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $5 million (2011 — $5 million).

During the years ended December 31, 2012 and 2011, we made employer contributions to our defined benefit pension plans as set out in Note 14(a).

(d)         Transactions with real estate joint venture

During the year ended December 31, 2012, we had transactions with the real estate joint venture, which is a related party, as set out in Note 17.

24          additional financial information

(a)         Statement of financial position

As at December 31 (millions)	2012	2011
Accounts receivable
Customer accounts receivable	$1,261	$1,178
Accrued receivables – customer	114	111
Allowance for doubtful accounts	(44)	(36)
	1,331	1,253
Accrued receivables – other	210	172
Other	—	3
	$1,541	$1,428
Inventories(1)
Wireless handsets, parts and accessories	$307	$307
Other	43	46
	$350	$353

notes to consolidated financial statements

As at December 31 (millions)	2012	2011
Accounts payable and accrued liabilities
Accrued liabilities	$611	$579
Payroll and other employee related liabilities	332	287
Restricted stock units liability	34	29
Accrual for net-cash settlement feature for share option awards (Note 13(b))	—	3
	977	898
Trade accounts payable	423	406
Interest payable	65	68
Other	46	47
	$1,511	$1,419
Advance billings and customer deposits
Advance billings	$627	$575
Regulatory deferral accounts	23	24
Deferred customer activation and connection fees	26	32
Customer deposits	27	24
	$703	$655
Other long-term liabilities
Pension and other post-retirement liabilities	$1,415	$1,053
Other	116	116
Restricted stock units and deferred share units liabilities	38	35
	1,569	1,204
Regulatory deferral accounts	60	77
Deferred customer activation and connection fees	51	59
Deferred gain on sale-leaseback of buildings	2	3
	$1,682	$1,343

(1)         Cost of goods sold for the year ended December 31, 2012 was $1,462 (2011 – $1,522).

(b)         Supplementary cash flow information

Years ended December 31 (millions)	Note	2012	2011
Net change in non-cash operating working capital
Accounts receivable		$(113)	$(79)
Inventories		3	(69)
Prepaid expenses		(34)	(36)
Accounts payable and accrued liabilities		69	(47)
Income and other taxes receivable and payable, net		118	13
Advance billings and customer deposits		48	(3)
Provisions		(39)	(34)
		$52	$(255)
Cash payments for capital assets, excluding spectrum licences
Capital asset additions, excluding spectrum licences
Capital expenditures
Property, plant and equipment	15	$(1,563)	$(1,457)
Intangible assets	16(a)	(418)	(390)
		(1,981)	(1,847)
Additions arising from asset retirement obligations		(49)	(15)
		(2,030)	(1,862)
Non-cash items included above
Change in associated non-cash investing working capital		33	(20)
Non-cash change in asset retirement obligation		47	15
		80	(5)
		$(1,950)	$(1,867)
Cash payments for acquisitions and related investments
Acquisitions and related investments	16(e)	$(82)	$(110)
Cash acquired		2	—
Change in associated non-cash investing working capital		(4)	9
Change in associated non-current provisions		31	—
		$(53)	$(101)

notes to consolidated financial statements

Years ended December 31 (millions)	Note	2012	2011
Proceeds on dispositions
Proceeds on dispositions		$16	$4
Change in associated non-cash investing working capital		4	(4)
		$20	$—
Dividends paid to holders of Common Shares and Non-Voting Shares	12
Dividends declared in a previous fiscal period, payable in current fiscal period		$(188)	$(169)
Re-invested in Non-Voting Shares issued from Treasury		—	54
		(188)	(115)
Current period dividends
Declared		(794)	(715)
Payable at end of period		208	188
		(586)	(527)
		$(774)	$(642)
Long-term debt issued
TELUS Corporation Commercial Paper		$5,488	$3,468
Other		500	600
		$5,988	$4,068
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper		$(6,009)	$(2,806)
Other		(300)	(1,140)
		$(6,309)	$(3,946)